Exhibit 99.1

RUAN
DRILLING
INCORPORATED

NOVA MINERALS

Annual Report 2025

www.novaminerals.com.au

Estelle Project

- **514 km²** of State of Alaska claims
- **35 km** long mineralized corridor
- Infrastructure solutions and team to deliver
- **20 +** other prospects advancing
- High grade antimony surface results up to **60.5% s/b**
- World class drilling – RPM-005 **132 m @ 10.1 g/t Au**
- Pit constrained S-K 1300 resource of **5,200,000 oz Au**
- Global JORC resource of **9,900,000 oz Au** @ 0.3 g/t Au

Gold

Antimony

Critical Minerals

LEGEND
Producing mine
Project in permitting
Advanced exploration project
Red Dog Mine
Upper Kobuk Project
Fort Knox Mine
Livengood Project
Golden Summit Project
CANADA
ALASKA
Graphite Creek Project
Usibelli Coal Mine
Pogo Mine
Tintina Fault
Estelle Project Gold & Antimony
NOVA MINERALS
Tintina Gold Province >220Moz Au
Donlin Creek Project
Whistler Project
Casino Project
Anchorage
Denali Fault
Pebble Project
Kensington Mine
Greens Creek Mine

ASX: NVA | NASDAQ: NVA | FRA: QM3

About Nova Minerals

Nova Minerals Limited is a Gold, Antimony, and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km^2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world's largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation's Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American antimony producer.

Nova Minerals Ltd | Annual Report 2025 2

Nova Minerals Ltd | Annual Report 2025 3

Message from the CEO, Christopher Gerteisen

Dear Fellow Shareholders,

As a proud Alaskan, it has long been my dream to unlock the extraordinary resource potential of this great state — responsibly, sustainably, and in a way that creates lasting value for our communities, shareholders, and the nation. Today, that vision is coming to life.

In 2025, Nova Minerals has made transformative progress on all fronts, advancing our flagship Estelle Gold and Critical Minerals Project into a new phase of scale, opportunity, and national significance.

Our recent engagement with Alaska Governor Mike Dunleavy underscores our shared commitment to building the infrastructure foundation needed to realize this project’s full potential. The West Susitna Access Road, Port Mackenzie upgrade, and Alaska LNG (AKLNG) are more than just physical enablers — they are strategic pillars that support year-round access, global logistics, and clean energy for processing operations at Estelle. These projects are not only good for Nova, but they are also good for Alaska too.

This alignment is reinforced by two landmark Presidential Executive Orders issued in 2025, calling for urgent action to unleash Alaska’s resource potential and secure American mineral production. Nova is proud to be answering that call with real, measurable results.

From a technical standpoint, 2025 has also been a year of breakthrough developments.

At the RPM Deposit, we achieved outstanding gold recoveries through a multi-stream approach. Low-grade material saw a 4.3× upgrade through ore sorting (from 1.32 g/t to 5.72 g/t), while heap leach testing delivered up to 68.7% gold recovery — highlighting a potential scalable, low-cost path forward. For high-grade ore, our CIP/CIL circuits are being optimized to maximize recoveries and throughput for the upcoming Pre-Feasibility Study.

Meanwhile, our Styx Antimony Prospect has emerged as a strategic asset in its own right. In 2025, we completed ore sorting trials that returned a 60.3% antimony concentrate (from 26.1% of mass), representing a 2.3× upgrade — and achieved 52.5% gold recovery in the tails. This positions Nova to potentially deliver a domestic supply of a defense-critical mineral, right at a time when global demand and geopolitical pressure are intensifying. But our ambitions go even further.

Our long-term vision is to unlock an entirely new, world-class mineral trend in Alaska — on par with the Carlin Trend in Nevada — capable of hosting multiple large-scale mines across a district that is still in its infancy. Nova’s Estelle Project has the underlying resources, scale, and scope to unlock a trend of this magnitude. The geological footprint of Estelle, combined with recent drill results and ongoing resource growth, demonstrates the vast potential for multiple, large-scale gold and critical mineral discoveries. This potential places us at the forefront of a globally significant mining province in the making.

We are not just developing a gold project — we are building a dual-commodity critical minerals and gold hub, underpinned by robust infrastructure, low-cost scalability, and deep national relevance.

Looking ahead, our focus remains clear: continue de-risking and growing Estelle, progressing toward production, and delivering value through smart development, innovation, and partnerships. We are grateful for the continued support of our shareholders, indigenous partners, local communities, and government stakeholders.

Nova’s journey is just beginning — and I’m honoured to lead a team that shares my passion for Alaska and our mission to help build a secure, sustainable resource future for all.

Christopher Gerteisen

CEO and Executive Director

Nova Minerals Ltd | Annual Report 2025 4

2025 Highlights

Concurrently developing Estelle into a tier one gold asset and securing U.S. domestic antimony supply

- **Highly targeted 2024 resource and extensional drill program completed at RPM with more world class, thick, high-grade intercepts reported**
- **15,000m drill program commenced for 2025**
- **2024 surface exploration program focusing on gold and antimony completed with numerous high-grade results, and 2025 program now commenced**
- **Stibium identified as a gold and antimony rich prospect, with drilling commenced**
- **U.S. grants for antimony applied for and advancing**
- **Estelle independently identified as 1 of 9 projects globally with the potential for near term antimony production**
- **Successfully listed on the NASDAQ with ticker code NVA**
- **Sold Snow Lake investment and debt free following Nebari conversion**

Nova Minerals Ltd | Annual Report 2025 5

Review of Operations

Dual Commodity Focus – Gold and Antimony in Alaska

Following the discovery of the rare critical mineral antimony — of which the U.S. currently has no domestic supply and China recently imposed a complete export ban — across multiple prospects within the Estelle claim blocks last year, and further high-grade findings from this year’s surface sampling program, Nova is now focused on a dual commodity strategy with a vision to:

Develop Estelle to become a world-class, tier-one, global gold producer, and to help secure a U.S domestic supply chain for the strategic mineral antimony, from mining to a refined product.

To realize this vision, the Company is progressing both the gold Pre-Feasibility Study (PFS) for a starter mine at RPM and an updated scoping study for the broader Estelle project, which includes Korbel. In parallel, the Company is advancing U.S. government grant initiatives that could potentially accelerate the development of its antimony assets into near-term production. Independent resources expert RFC Ambrian has recognized the project as one of only nine potentially viable near-term antimony projects worldwide. Nova was a pioneer in recognizing the potential of its antimony assets, building strong relationships with both state and federal government departments, and is now well advanced in the U.S. government grants process.

The company is also exploring opportunities to capitalize on the recent U.S. government initiatives to boost domestic mineral production, with a particular focus on the presidential action aimed at unlocking Alaska’s vast resource potential, to potentially accelerate the timeline for getting Estelle into production.

Figure 1. Estelle’s gold and antimony assets

Nova Minerals Ltd | Annual Report 2025 6

Figure 2. Nova’s antimony vision – From mining to a refined product in Alaska

2024 Drill Program Results

In the first half of the 2025 financial year, Nova conducted a focused 21-hole reverse circulation (RC) drilling program in the RPM starter pit area using the company’s own drill rig. The primary goal of this shallow drilling, performed on a new pad (Pad 24-1) between the previous RPM North pads, was to confirm near-surface mineralization at depths of less than 50 meters to support the ongoing Pre-Feasibility Study (PFS) for the RPM starter mine.

The 2024 infill and step-out drilling program successfully expanded the high-grade core zone at RPM North to surface, with over 20 significant broad intercepts grading >5 g/t Au, and a high of 52.7 g/t Au. All holes ended in mineralization, with significant results including (ASX Announcements: 9,16, and 23 October 2024) :

●	RPMRC-24005: 43m @ 4.4 g/t Au from 2m, including 23m @ 7.3 g/t Au from 2m, 13m @ 10.7 g/t Au from 2m, and 2m @ 39.2 g/t Au from 13.

●	RPMRC-24008: 45m @ 3.4 g/t Au from surface, including 31m @ 3.4 g/t Au from 3m, and 8m @ 10.5 g/t Au from 22m.

●	RPMRC-24016: 39m @ 5.4 g/t Au from surface, including 20m @ 10.2 g/t Au from 5m, and 11m @ 16.4 g/t Au from 12m.

●	RPM-24017: 29m @ 7.1 g/t Au from surface, including 22m @ 9.4 g/t Au from surface, 6m @ 19.9 g/t Au from 16m, and 2m @ 52.7 g/t Au from 19m.

●	RPMRC-24020: 28m @ 4.5 g/t Au from surface, including 23m @ 5.3 g/t Au from 5m, 6m @ 14.3 g/t Au from 11m, and 3m @ 25.0 g/t Au from 14m.

Nova Minerals Ltd | Annual Report 2025 7

Figure 3. 3D Vrify model looking at RPM North with 2024 drill result highlights

Figure 4. RPM area showing the potential RPM starter pit and the Valley zone

Nova Minerals Ltd | Annual Report 2025 8

The secondary objective of the 2024 shallow drill program was to expand drilling to the south and southwest of the current RPM North resource, aiming to explore a potential connection with the RPM Valley zone, located approximately 150 meters to the southwest (Figure 4). Recent geological mapping in this area has identified highly prospective mineralized intrusive rocks, supported by anomalous surface sample results. Drilling results from holes RPMRC-24001 to RPMRC-24004 (summarized below) suggest that the RPM North deposit remains open towards the south-southwest and may be linked to the RPM Valley zone. These encouraging results support the case for follow-up diamond drilling, now being conducted, to further evaluate the significant potential for resource expansion.

●	RPMRC-24001: 24m @ 0.6 g/t Au from 6m

●	RPMRC-24002: 45m @ 0.6 g/t Au from 3m, including 20m @ 1.1 g/t Au from 25m and 12m @ 1.5 g/t Au from 26m

●	RPMRC-24004: 31m @ 0.6 g/t Au from 3m

New Gold and Antimony Discoveries from an Extensive Surface Exploration Program

During the 2024 field season Nova’s Head of Exploration, Mr Hans Hoffman, undertook another extensive surface exploration mapping and sampling program across the entire Estelle Project focused on gold and antimony and comprising of 511 soil samples, 225 rock samples, and 5 tons of bulk sample material. This program resulted in a number of significant new discoveries of both gold and antimony including:

●	High-grade antimony (Sb) and gold discovered in outcrop at the Styx prospect, with grades up to 54.1% Sb and 9.8 g/t Au (ASX Announcement: 22 November 2024).

●	The previously identified high-grade gold mineralization zone at Muddy Creek has been extended by a further 400m to 800m in length now with 6 rock samples > 10 g/t Au and 8 soil samples > 2 g/t Au and a high of 128.5 g/t Au. Muddy Creek is considered to be one of the most impressive gold anomalies on the claim block to date (ASX Announcement: 27 November 2024).

●	Rock and soil samples for both antimony and gold collected at the Stibium prospect identified an 800m long by 400m wide antimony-gold rich zone with antimony results of up to 56.7% Sb and 11 samples > 30% Sb, and gold results up to 141 g/t Au and 7 samples > 20 g/t Au. (ASX Announcements: 5 and 11 December 2024).

●	Rock samples from the Wombat prospect revealed exceptionally high-grade gold in quartz veins with 7 rock samples > 2 g/t Au and a high of 360 g/t Au (ASX Announcement: 23 January 2025).

●	Surface sampling in the RPM Regional area identified further high-grade RPM style gold with 20 rock samples > 1 g/t Au and a high of 52.3 g/t Au, along with glacial debris lobe till sampling averaging 1.1 g/t Au over 1.7km (ASX Announcement: 3 February 2025).

2025 Exploration and Drill Program

In mid-June 2025, Nova commenced an up to 15,000m drill program which will concentrate on advancing the RPM and Korbel gold deposits toward feasibility and permitting, while also initiating a maiden resource at the Stibium prospect for both gold and antimony (ASX Announcement: 30 May and 11 June 2025). To ensure cost efficiency, the 2025 drilling campaign will utilize two diamond drill rigs alongside the Company-owned reverse circulation (RC) rig. The program is scheduled to run for approximately three months during the Alaskan summer.

Nova Minerals Ltd | Annual Report 2025 9

Approximately 10,000m of drilling is planned at RPM, with four primary objectives:

1.	Further define the RPM deposit by (Figure 5):

○	Testing the eastern strike extensions below a fractured zone (notably RPM-004) and target the key hornfels/intrusive contact zone.

○	Upgrading the measured and indicated resources at the main deposit and investigating southern intrusive dikes.

○	Expand the deposit westward into the valley by targeting mineralized contact zones.

2.	RC exploration drilling to target geochemical anomalies along the ridge line (Figure 6).

3.	RC drilling the glacial debris area to follow up on 2024 sampling results showing high gold grades - up to 52.3 g/t Au and 1.1 g/t Au average over 1.7 km (Figure 6).

4.	Hydrology wells to enhance the understanding of surface/groundwater for environmental and permitting purposes.

501600
502000
6849200
6848800
6848400
RPM North
RPM Valley
a.
b.
c.
Previous Drilling
Drill Pads
Drill Traces
Proposed 2025 drill target area
NAD83 UTM Z5N
NOVA MINERALS
2025 Drill Targets
RPM
0
100
200 m
Figure:

Figure 5. 2025 drill target areas at/near the RPM deposit

Nova Minerals Ltd | Annual Report 2025 10

RPM Ridge
RPM Glacial Lobe
RPM Ridge
RPM Deposit
P9
P2
P1
24-1
23-1
23-13
23-14
Korbel
Stibium
Wombat
West Wing
Stoney
Muddy Creek
Styx
Train
RPM
RPM Till - Au_ppm
Band 1 (Gray)
2
0.1
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Proposed 2025 drill target area
2025 RC Targets
RPM
0 100 200 300 400 m
Figure:

Figure 6. 2025 exploration drill targets outside the main RPM deposit zone

Nova Minerals Ltd | Annual Report 2025 11

Approximately 3,000m of drilling is planned at the Stibium prospect, targeting the establishment of a maiden mineral resource estimate for both gold and antimony. This target will be expanded to include further diamond drill rigs if the Company is successful in its application for U.S. Department of Defense funding to fast track its antimony assets (Figures 7 and 8).

STB1
33%
Stibium
STB2
STB3
43%
46%
35%
35%
55%
33%
57%
19%
55%
19%
56%
4%
46%
3%
2%
2%
2%
61%
Portage Pass
Korbel
Stibium
Tomahawk
Trundle
Wombat
West Wing
Stoney
Muddy Creek
Styx
Trumpet
Train
Revelation
RPM
Rocks - Sb_ppm
0 - 5
5 - 100
100 - 500
500 - 1000
1000 - 10000
>1%
Soils - Sb_ppm
0 - 250
250 -500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
Band 1 (Gray)
5,000
100
Nova Proposed Drilling
Pending DoD Grant
NOVA MINERALS
2025 Drill Targets
Stibium - Antimony
0
100
200 m
Figure:

Figure 7. Antimony soils heat map with rock samples highlighting resource drill targets

Nova Minerals Ltd | Annual Report 2025 12

Stibium
STB1
STB2
STB3
1.4
1.3
1.1
34.8
1.3
3.3
5.6
1.2
1.4
1.5
1.3
141.0
42.8
22.3
12.7
3.0
5.3
1.2
17.4
8.7
16.3
12.9
8.0
17.6
62.3
18.1
29.1
1.3
1.5
Portage Pass
Korbel
Tomahawk
Stibium
Trundle
Wombat
West Wing
Stoney
Styx
Trumpet
Muddy Creek
Train
Revelation
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Stibium Soils - Au_ppm
Band 1 (Gray)
2
0
Nova Proposed Drilling
Pending DoD Grant
NOVA MINERALS
2025 Drill Targets
Stibium - Gold
0 100 200 m
Figure:

Figure 8. Gold soils heat map with rock samples highlighting resource drill targets

Approximately 2,000m of drilling is planned at Korbel, where Nova has already defined a multimillion-ounce, bulk-tonnage gold resource. This campaign will primarily focus on evaluating a potential higher-grade starter pit at Korbel Main (Figure 9), with the flexibility to extend the drilling to additional high-priority targets across the broader valley.

Nova Minerals Ltd | Annual Report 2025 13

505000
Korbel
Portage Pass
Stibium
Tomahawk
Trundle
Wombat
West Wing
Stoney
Styx
Trumpet
Muddy Creek
Train
Revelation
RPM
PAD 7
28NP1
PAD 4
27NP1
25NP1
26NP1
24NP1
23NP1
PAD 3
22NP1
Blocks C&D
Korbel Main
H1
20NP1
PAD 5
20NP2
PAD 1
19NP1
18NP1
H4
6875000
19NP2
16NP2
17NP2
H6
17NP1
PAD 2
16NP1
PAD 6
H5
15NP1
13NP1
14NP1
You Beauty
12NP2
YBU-NP1
CAT_03
PAD 10
6874000
Cathedral
CAT_01
504000
505000
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Proposed 2025 drill target area
Korbel Main 2023 pit shell
2025 Drill Targets
Korbel
0
200
400 m
Figure:

Figure 9. Map of the Korbel Valley area showing potential 2025 drill targets

An extensive regional surface exploration program will run in parallel with drilling, with field teams conducting geological mapping, geochemical sampling, and target delineation across the broader Estelle Project area. This work will specifically focus on identifying and advancing new high-priority prospects to support future resource growth. High-priority areas will include adding coverage north of Korbel, increasing sample density between Portage Pass and Tomahawk, and follow-up mapping and sampling at West Wing, Styx, and the greater Train area (Figure 10). Korbel, West Wing, and Styx all offer a good opportunity to discover increased mineralization near the intrusive/hornfels (Kahiltna Flysch) contacts. In addition, infill sampling will be conducted at RPM and Styx.

Nova Minerals Ltd | Annual Report 2025 14

500000
510000
520000
6880000
6880000
6870000
6870000
6860000
6860000
6850000
6850000
500000
Korbel
Portage Pass
Stibium
Estelle Camp
Tomahawk
Wombat
Trundle
Stoney
West Wing
Muddy Creek
Trumpet
Train
Styx
Revelation
RPM
g - glacier
Kfy - Kahiltna Flysch
QTs - Quaternary and Tertiary Surfical Deposits
TKgi - Tertiary to Cretaceous Granitic Rocks
TKpr - Tertiary to Cretaceous Flows and Pyroclastic Rocks
Toeg - Tertiary Granitic Rocks
Tvme - Tertiary Volcanic Rocks
Proposed 2025 surface exploration target area
2025 Recon Targets
Estelle Property
0
2.5
5 km
Figure:

Figure 10. Map of the Estelle project highlighting areas for surface sampling work in 2025

Nova Minerals Ltd | Annual Report 2025 15

Sale of Snow Lake Resources Ltd

On 31 December 2024 Nova sold its entire investment of 6.6 million shares in Snow Lake Resources realizing US$6.73M (A$10.85M) in gross proceeds, or US$6.53M (A$10.5M) net of sale costs.

Conversion of Nebari Convertible Loan

On 8 January 2025 Nebari Gold Fund 1, LLP converted the full outstanding balance of the Nebari convertible loan note of US$5.42M (A$8.75M) into ordinary shares in the Company at A$0.25c per share in accordance with the terms of the Nebari Note, which was approved by shareholders at the Company’s Annual General Meeting held on 14 November 2024. With the conversion, which resulted in the Company issuing Nebari with 35,007,644 shares on 13 January 2025, the Company is now debt free and funded to progress its gold and antimony assets.

Results of Operations

The following tables sets forth a summary of our audited consolidated results of operations for the years ended June 30, 2025 and 2024. The information should be read together with the audited consolidated financial statements and related notes contained elsewhere in this annual report. Historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Consolidated
	30-Jun 2025	30-Jun 2024	Change
	A$	A$	A$	%
Capitalized Exploration and Evaluation	100,135,725	92,117,750	8,017,975	9%

In accordance with IFRS accounting standards, we capitalize our exploration and evaluation expenditure which comprises of all costs associated with our exploration programs including, but not limited to drilling, metallurgical work, project consulting, camp costs, sample analysis, and mine studies, in the statement of financial position. During the year ended June 30, 2025, we conducted a small drill program using our owned reverse circulation (RC) drill rig, as well as commenced a much larger drill program near the end of the financial year, along with conducting another extensive surface sampling program across the Estelle Project, as detailed in the review of operations section of this analysis above. In the year ended June 30, 2025 capitalized exploration and evaluation increased by $8,017,975 or 9%. $6,978,760 of this increase was directly related to the capitalized costs of the 2024/25 drilling and surface exploration program. The remaining $1,039,215 of the increase was due to the foreign exchange revaluation of the balance, as the balance is recorded in USD in one of our wholly-owned U.S. subsidiaries, and the AUD:USD exchange rate dropped by around 1% over the year since June 30, 2024.

	For the Year Ended June 30,
	2025	2024	Change
	A$	A$	A$	%
Other Income/(Loss)
Other income, gains and losses	(3,600,497)	(9,979,000)	6,378,503	-64%
Expenses
Administration expense	5,071,530	3,536,622	1,534,908	43%
Contractors and consultants	2,680,374	1,264,728	1,415,646	112%
Share based payments	(1,261,489)	335,669	(1,597,158)	-476%
Sale of investment costs	325,339	-	325,339	-100%
Amortization of financial liability	324,962	577,961	(252,999)	-44%
Finance costs	357,958	695,312	(337,354)	-49%
Total Expenses	7,498,674	6,410,292	1,088,382	17%
Loss after income tax	(11,099,171)	(16,389,292)	5,290,121	-32%
Total comprehensive (loss)/income	(10,510,986)	(16,327,801)	5,816,815	-36%

Nova Minerals Ltd | Annual Report 2025 16

During the year ended June 30, 2025, we incurred total operating expenses of $7,498,674, as compared to total operating expenses of $6,410,292 in 2024, for an increase of $1,088,382 or 17%. The increase in total operating expenses in the current period is principally a result of increased listing and related consulting and legal fees from being dual listed on both the ASX and Nasdaq exchanges in Australia and the U.S., respectively, as well as increased marketing in both Australia and the U.S., and higher professional fees relating to the U.S. government antimony grant process, and mine and engineering consulting on the Estelle Project. The size of this increase has also been partially offset by the gain on share based payments as discussed below.

Key components of our results of operations during the years ended June 30, 2025, and 2024 are discussed as follows:

●	Other income, gains and losses were a loss of $3,600,497 for the year ended June 30, 2025, compared to a loss of $9,979,000 for the year ended June 30, 2024. The change of $6,378,503 or 64%, is principally due to the $6,934,776 gain on sale from the Snow Lake shares.

●	Administration expense totalled $5,071,530 for the year ended June 30, 2025, compared to $3,536,622 for the year ended June 30, 2024. The increase of $1,534,908 or 43% is principally due to higher listing, legal, and consulting costs associated with our now being dual listed in Australia and the United States on the ASX and Nasdaq Capital Market, respectively. In addition, in conjunction of the U.S. listing and the discovery of the critical mineral antimony onsite we also dramatically increased our marketing in both Australia and the U.S. during 2025.

●	Contractors and consultants totalled $2,680,374 for the year ended June 30, 2025, compared to $1,264,728 for the year ended June 30, 2024. The increase of $1,415,646 or 112% is principally due to higher consultant costs in relation the U.S. government antimony grant process, and increased metallurgical assessment and mining engineering consulting during the period.

●	Share based payments was a gain of $1,261,489 for the year ended June 30, 2025, compared to a loss of $335,669 for the year ended June 30, 2024. The decrease in costs of $1,597,158 or 476% is due to the revaluation of the outstanding director options as the directors reassessed the options in light of the vesting conditions and determined that a revaluation was necessary.

Nova Minerals Ltd | Annual Report 2025 17

●	Sale of investment costs of $325,339 for the year ended June 30, 2025 relates to the sale of the Snow Lake shares on December 31, 2024.

●	Amortization of financial liability was a loss $324,962 for the year ended June 30, 2025, compared to a loss of $577,961 for the year ended June 30, 2024. The decrease in amortization of $252,999 or 44% is due to lower amortization costs relating to the Nebari Gold Fund 1, LP (“Nebari”) convertible loan (“Nebari Convertible Loan”) as Nebari converted the full outstanding balance of the loan to shares in January 2025.

●	Finance costs totalled $357,958 for the year ended June 30, 2025, compared to $695,312 for the year ended June 30, 2024. The decrease of $337,354 or 49% is due to lower interest on the Nebari loan as Nebari converted the full outstanding balance of the loan to shares in January 2025.

Overall, we recorded a net loss of $11,099,171 for the year ended June 30, 2025, compared to a net loss of $16,389,292 for the year ended June 30, 2024. The reduction in the loss of $5,290,121 or 32% was principally due to the gain on sale of the Snow Lake shares of $6,934,776, and a reversal of share based payments of $1,261,489 as the directors reassessed the value of the options in light of the vesting conditions and determined a revaluation was necessary.

We also recorded a comprehensive loss of $10,510,986 for the year ended June 30, 2025, compared to a comprehensive loss of $16,327,801 for the year ended June 30, 2024. The change of $5,816,815 or 36% was principally due to the gain on sale of the Snow Lake shares of $6,934,776, and a reversal of share based payments of $1,261,489 as the directors reassessed the value of the options in light of the vesting conditions and determined a revaluation was necessary.

Net loss per share for the year ended June 30, 2025, on both a basic and diluted basis was $0.03 per share compared to $0.08 per share for the year ended June 30, 2024.

Liquidity and Capital Resources

The following table sets forth a summary of our audited consolidated cash flows for the periods indicated. The information should be read together with the audited consolidated financial statements and related notes included elsewhere in this annual report. Historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended June 30,
	2025	2024
	A$	A$
Net cash used in operating activities	(7,640,379)	(3,666,768)
Net cash from/(used in) investing activities	4,121,973	(13,321,921)
Net cash from financing activities	9,793,856	986,892

Cash flows used in operating activities relate to payments to suppliers for services which are essential to our operations, including but not limited to, listing expenses, external consultants for, legal, audit, tax, mine engineering studies and antimony grants assistance and advice, directors’ fees, marketing, and interest costs on the Nebari Convertible Loan. The increase in net cash paid for operating activities during the year ended June 30, 2025, to $7,640,379 compared with $3,666,768 for the year ended June 30, 2024 is principally due to the additional payments required during the period for the costs associated with the U.S. Nasdaq listing, including listing fees, legal and audit and other consultant costs, additional consulting costs for mine engineering studies and antimony grant work and advice, and additional marketing undertaken in both Australia and the U.S. for the listing and the antimony discoveries.

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Cash flows from investing activities represent the proceeds received from the sale of our shareholding in Snow Lake Resources during the year. Cash flows used in investing activities relate to payments to suppliers which are essential to the advancement of work on the Estelle Project including payments for the purchase of property, plant and equipment, and exploration an evaluation expenses related to the exploration programs undertaken during the period which are capitalized in the statement of financial position. The increase in net cash from investing activities during the year ended June 30, 2025 to $4,121,973 compared with net cash used in investing activities of $13,321,921 for the year ended June 30, 2024 is principally due to a combination of the Company undertaking a much smaller drill program during the 2025 year using the Company owned RC drill rig to keep costs lower, and the proceeds received from the sale of our holding in Snow Lake Resources.

Cash flows from financing activities relate to receipts received from the proceeds of capital raisings and the exercise of options and warrants. The increase in net cash received from financing activities during the year ended June 30, 2025, to $9,793,856 compared with $986,892 for the year ended June 30, 2024, is due to the net proceeds received from our July and September 2024 underwritten public offerings as well proceed received from the exercise of warrants during the period.

Significant Subsequent Events

US$12.21M NASDAQ Offering and Overallotment Take Up

On 16 July 2025 the Company announced the closing of an underwritten public offering of 1,200,000 American Depository Shares (“ADS"), with an ADS to-ordinary-share ratio of 1 to 60 (Comprising of 72,000,000 ordinary shares), at a price to the public of US$9.25 per ADS, for gross proceeds of US$11,100,000, before deducting underwriting discounts and offering expenses. On 17 July 2025 the Company’s underwriters also partially exercised their over-allotment option to purchase an additional 108,400 ADSs (Comprising of 6,504,000 ordinary shares) at the public offering price of US$9.25 per ADS for additional gross proceeds of US$1,002,700. As a result, the gross proceeds of the Company’s public offering, including the proceeds from the exercise of the over-allotment option, totaled US$12,102,700, before deducting underwriting discounts and offering expenses.

2026 Financial Year Next Steps

Following the successful completion of the July 2025 U.S. public offering, Nova’s balance sheet has been significantly strengthened, with a cash position of approximately $26.2 million and no outstanding debt. The Company has made meaningful progress on its U.S. grant applications for antimony, and drilling and surface exploration activities are currently underway on site. These developments mark the continued advancement of the project toward production, positioning Nova to become a potential near to medium-term supplier of both gold and the critical mineral antimony.

Upcoming potential catalysts include:

●	Potential U.S. grants for antimony

●	Assay results from the current drill program

●	Assay results from the surface exploration programs currently underway

●	Mine and infrastructure permitting

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●	Technical project studies

●	Resource update, gold and antimony

●	Pre-Feasibility Study

●	Metallurgical test work ongoing

●	Environmental test work ongoing

●	West Susitna access road updates

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Nova Minerals Ltd | Annual Report 2025 21

Financial Report

Nova Minerals Ltd | Annual Report 2025 22

Directors’ Report

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the 'consolidated entity') consisting of Nova Minerals Limited (referred to hereafter as the 'company' or 'parent entity') and the entities it controlled at the end of, or during, the year ended 30 June 2025.

Directors

The following persons were directors of Nova Minerals Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

Richard Beazley (Appointed 24 July 2024)

Christopher Gerteisen

Louie Simens

Craig Bentley

Avi Geller

Rodrigo Pasqua (Resigned 14 November 2024)

Chaim (Dovi) Berger (Appointed 1 July 2025)

Principal Activities

During the financial year the principal contributing activities of the consolidated entity consisted of mining exploration.

Dividends

There were no dividends paid, recommended, or declared during the current or previous financial year.

Significant Changes in the State of Affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters Subsequent to the End of the Financial Year

The following events have occurred subsequent to 30 June 2025:

●	On 17 July 2025 the Company announced the closing of an underwritten public offering of 1,200,000 American Depository Shares (“ADS"), with an ADS to-ordinary-share ratio of 1 to 60 (Comprising of 72,000,000 ordinary shares), at a price to the public of US$9.25 per ADS, for gross proceeds of US$11,100,000, before deducting underwriting discounts and offering expenses. On 18 July 2025 the Company’s underwriters also partially exercised their over-allotment option to purchase an additional 108,400 ADSs (Comprising of 6,504,000 ordinary shares) at the public offering price of US$9.25 per ADS for additional gross proceeds of US$1,002,700. As a result, the gross proceeds of the Company’s public offering, including the proceeds from the exercise of the over-allotment option, totalled US$12,102,700, before deducting underwriting discounts and offering expenses.

●	No other matter or circumstance has arisen since 30 June 2025 that has significantly affected, or may significantly affect the Consolidated Entity's operations, the results of those operations, or the Consolidated Entity's state of affairs in future financial years.

Likely Developments and Expected Results of Operations

Information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

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Environmental Regulation

The exploration activities of the Company are conducted in accordance with and controlled principally by government legislation in Alaska, United States of America.

The Company has exploration land holdings in Alaska (USA). The Company employs a system for reporting environmental incidents, establishing and communicating accountability, and rating environmental performance. During the year, data on environmental performance was reported as part of the monthly exploration reporting regime. In addition, as required under various state and territory legislation, procedures are in place to ensure that the relevant authorities are notified prior to the commencement of ground disturbing exploration activities.

The Company is committed to minimising the impact of its activities on the surrounding environment, while at the same time aiming to maximise the social, environmental and economic returns for the local community. To this end, the environment is a key consideration in our exploration activities and during the rehabilitation of disturbed areas. Generally, rehabilitation occurs immediately following the completion of a particular phase of exploration. In addition, the Company continues to develop and maintain mutually beneficial relationships with the local communities affected by its activities.

Material Business Risks

The future performance of the Company and the value of its Shares may be influenced by various factors, many of which are beyond the control of the Company and its Directors. These risks, which include those specific to the Company’s business, the industry in which it operates, and general risks associated with investments in listed securities and financial markets, could materially impact the Company’s financial performance and the market price of its Shares. The following is not an exhaustive list, and other unidentified risks may also have a significant adverse effect.

The following is not intended to be an exhaustive list of the risk factors to which the Company is exposed.

1.	Company Specific

(a)	General risks associated with operating overseas

The Company conducts and has interests in operations in the USA. Consequently, the Company will be subject to the risks associated with operating in such countries. Such risks can include economic, social or political instability or change, hyperinflation, currency non-convertibility or instability and changes of law affecting foreign ownership, government participation, taxation, working conditions, rates of exchange, exchange control, exploration licensing, export duties, repatriation of income or return of capital, environmental protection, mine safety, labour relations as well as government control over mineral properties or government regulations.

Changes to mining or investment policies and legislation or a shift in political attitude may adversely affect the Company’s operations and profitability.

(b)	Future capital requirements

The Company believes its available cash should be adequate to fund its exploration and corporate activities and other Company objectives in the short-to medium-term.

However, in order to successfully develop its gold and antimony projects and for production to commence, the Company may require additional financing in the future. Any additional equity financing may be dilutive to Shareholders, may be undertaken at lower prices than the then market price or may involve restrictive covenants which limit the Company's operations and business strategy. Debt financing, if available, may involve restrictions on financing and operating activities.

Although the Directors believe that additional capital can be obtained as and when required, no assurances can be made that appropriate capital or funding, if and when needed, will be available on terms favourable to the Company or at all. If the Company is unable to obtain additional financing as needed, it may be required to reduce the scope of its activities, and this could have a material adverse effect on the Company.

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(c)	Title risks

The mineral claims in which the Company will, or may, acquire an interest in the future are subject to the applicable local laws and regulations.

Mineral claims in which the Company has an interest are subject to the relevant conditions applying in each jurisdiction. Failure to comply with these conditions may render the mineral claims liable for forfeiture.

The mineral claims will be subject to application for renewal from time to time. Renewal of the term of each mineral claim is subject to applicable legislation. If the mineral claim is not renewed for any reason, the Company may suffer significant damage through loss of the opportunity to develop and discover any mineral resources on that mineral claim.

(d)	Sovereign risk

Overseas jurisdictions are subject to differing legal and political systems, when compared with the systems in place in Australia.

Possible risks include, without limitation, changes in the terms of mining legislation, changes to royalty arrangements, changes to taxation rates and concessions and changes in the ability to enforce legal rights. Any of these factors may, in the future, adversely affect the financial performance of the Company and the market price of its Shares.

(e)	Sovereign Engagement with U.S.-Based Indigenous Persons

The Company’s operations, investments, or partnerships in the United States may involve engagement with Indigenous persons and communities, including Native American tribes and Alaska Native Corporations. Failure to effectively engage with these communities in a culturally sensitive and legally compliant manner may expose the Company to significant risks. These risks include, but are not limited to, reputational damage, legal challenges, or operational disruptions arising from misunderstandings or non-compliance with U.S. federal, state, or tribal laws, such as the Indian Self-Determination and Education Assistance Act or regulations governing tribal lands and resources. Additionally, any perceived or actual failure to respect Indigenous rights, cultural heritage, or traditional knowledge could lead to stakeholder backlash, delays in project approvals, or loss of social license to operate, particularly in industries such as mining, energy, or infrastructure. The Company’s limited experience in navigating the unique cultural, historical, and governance frameworks of U.S.-based Indigenous communities may further exacerbate these risks, potentially impacting financial performance and investor confidence.

(f)	Royalties

The Company is required to pay royalties on some or all minerals derived from its projects.

There is a risk that the royalties will have an impact on the economics of progressing any proposed mining operations. However, the Company has no control over the incurrence of these costs and is unable to predict the magnitude of such costs.

(g)	Exploration and operating costs

The proposed exploration expenditure of the Company is based on certain assumptions with respect to the method and timing of exploration and feasibility work. By their nature, these estimates and assumptions are subject to significant uncertainties and, accordingly, the actual costs may materially differ from these estimates and assumptions. Accordingly, no assurance can be given that the cost estimates and the underlying assumptions will be realised in practice.

(h)	Unforeseen expenses

The Company is not aware of any expenses that may need to be incurred that have not been taken into account. However, if such unforeseen expenses were subsequently incurred, the expenditure proposals of the Company may be adversely affected.

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(i)	Access arrangements

The Company may need to seek various Federal, state or local permits and approvals to undertake exploration or mining activities on the Mineral Claims. This could result in unforeseen delay in the undertaking of such activities.

The Company is of the view however that the exploration activities as outlined in this annual report can be undertaken in the timeframes contemplated.

(j)	Potential acquisitions

As part of its business strategy, the Company may make acquisitions of, or significant investments in, other resource projects. Any such future transactions would be accompanied by the risks commonly encountered in making acquisitions of resource projects.

(k)	Contractual risks

The ability of the Company to achieve its objectives will depend on the performance by the counterparties to any agreements that the Company may enter into. If any counterparty defaults in the performance of their obligations, it may be necessary for the Company to approach a court to seek a legal remedy. Legal action can be costly.

Furthermore, certain contracts to which the Company is a party are governed by laws of jurisdictions outside Australia - namely the United States. There is a risk that the Company may not be able to seek the legal redress that it could expect under Australian law and generally there can be no guarantee that a legal remedy will ultimately be granted on the appropriate terms.

(l)	Health, safety and the environment

The conduct of business in the resources sector involves a variety of risks to the health and safety of personnel and to the environment. If it is conceivable that an incident may occur which might negatively impact on the Company’s business.

(m)	International operations

International sales and operations are subject to a number of risks, including:

i.	Potential difficulties in enforcing agreements (including joint venture agreements) and collecting receivables through foreign local systems;

ii.	Potential difficulties in protecting intellectual property;

iii.	Increases in costs for transportation and shipping; and

iv.	Restrictive governmental actions, such as imposition of trade quotas, tariffs and other taxes.

These factors (or others) could materially and adversely affect the Company’s business, results of operations and financial condition.

(n)	Commodity prices

Increases in commodity prices may encourage increases in exploration, development and construction activities, which can result in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause exploration and project costs to increase materially, resulting in delays if services cannot be obtained in a timely manner due to inadequate availability, and could increase potential scheduling difficulties and costs due to the need to co-ordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs or result in project delays or both. Any such material increase in costs would adversely affect the Company’s financial condition.

A decrease in commodity prices may render mineral properties uneconomic or may result in material reductions in the value of exploration, development or developed mineral properties.

(o)	Risk of adverse publicity

The projects which the Company aims to develop involves exploration and ore processing within the relevant local communities. Any failure to adequately manage community expectations with respect to compensation for land access, artisanal mining activity, employment opportunities, impact on local business and any other expectations may lead to local dissatisfaction. The political and social pressures resulting from local dissatisfaction and adverse publicity could lead to delays in approval of, and increased expenses in the Company’s proposed exploration programme.

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2.	Mining Industry Risks

(a)	Exploration and evaluation risks

The Company’s mineral claims are at various stages of exploration, and potential investors should understand that mineral exploration and development are high-risk undertakings. There can be no assurance that exploration of these mineral claims, or any other mineral claims that may be acquired in the future, will result in the development of an economic ore deposit. Even if an apparently viable deposit is identified, there is no guarantee that it can be economically exploited.

The future exploration activities of the Company may be affected by a range of factors including geological conditions, limitations on activities due to permitting conditions, seasonal weather patterns, unanticipated operational and technical difficulties, industrial and environmental accidents, changing government regulations and many other factors beyond the control of the Company.

The success of the Company will also depend upon the Company having access to sufficient development capital, being able to maintain title to its mineral claims and obtaining all required approvals for its activities and so doing in a timely manner considering constraints associated with the presence of special management areas, the absence of existing or suitable physical access or seasonal road closures. In the event that exploration programs prove to be unsuccessful this could lead to a diminution in the value of the mineral claims and possible relinquishment or sale of the mineral claims.

The exploration costs of the Company are based on certain assumptions with respect to the method and timing of exploration. By their nature, these estimates and assumptions are subject to significant uncertainties and, accordingly, the actual costs may materially differ from these estimates and assumptions. Accordingly, no assurance can be given that the cost estimates and the underlying assumptions will be realised in practice, which may materially and adversely affect the Company’s viability.

(b)	Resource estimates

Resource estimates are expressions of judgement based on knowledge, experience and industry practice. Estimates which were valid when originally calculated may alter significantly when new information or techniques become available. In addition, by their very nature, resource estimates are imprecise and depend to some extent on interpretations, which may prove to be inaccurate. As further information becomes available through additional fieldwork and analysis, the estimates are likely to change. This may result in alterations to development and mining plans which may, in turn, adversely affect the Company’s operations.

(c)	Ability to exploit successful discoveries

It may not always be possible for the Company to exploit successful discoveries which may be made in areas in which the Company has an interest. Such exploration would involve obtaining the necessary licences or clearances from the relevant authorities that may require conditions to be satisfied and/or the exercise of discretions by such authorities. It may or may not be possible for such conditions to be satisfied. Further, the decision to proceed to further exploration may require participation of other companies whose interests and objectives may not be the same as the Company’s.

(d)	Development risks and costs

Possible future development of mining operations at any of the Company’s projects is dependent on a number of factors and avoiding various risks including, but not limited to, failure to acquire and/or delineate economically recoverable ore bodies, unfavourable geological conditions, failing to receive the necessary approvals from all relevant authorities and parties, failure to withstand legal challenges to Federal and state agency permit approvals, unseasonal weather patterns, excessive seasonal weather patterns, fire, flooding, unanticipated challenges related to background conditions or area soil or water quality, access and utilities, unanticipated technical and operational difficulties encountered in extraction and production activities, mechanical failure of operating plant and equipment, unexpected shortages or increases in the price of consumables, spare parts and plant and equipment, cost overruns, risk of access to the required level of funding and contracting risk from third parties providing essential services.

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In addition, the exploration and pre-development Federal and state approvals prior to construction of any proposed development may exceed the expected timeframe or cost for a variety of reasons out of the Company’s control, including but not limited to Federal and state agency approvals being subject to administrative and judicial appeals. Any delays to project development could adversely affect the Company’s operations and financial results and may require the Company to raise further funds to complete resource delineation, project development and commence operations.

(e)	Operating risks

There can be no assurance that the Company’s intended goals will lead to successful exploration, mining and/or production operations. Further, no assurance can be given that the Company will be able to initiate or sustain minerals production, or that future operations will achieve commercial viability.

When additional exploration is undertaken and if a JORC compliant resource or reserve is not defined, then it may have a negative impact on the Company.

Future operations of the Company may be affected by various factors including:

i.	Geological and hydrogeological conditions;
ii.	Limitations on activities due to seasonal weather patterns and monsoon activity;
iii.	Delays associated with the obtaining of permits and approvals to undertake exploration activity including allowing ground disturbing activity associated with operations in Canada and the United States;
iv.	Unanticipated operational and technical difficulties encountered in survey, drilling and production activities;
v.	Electrical and/or mechanical failure of operating plant and equipment, industrial and environmental accidents, industrial disputes and other force majeure events;
vi.	Equipment failure, fires, spills or industrial and environmental accidents;
vii.	Unavailability of aircraft or equipment to undertake airborne surveys and other geological and geophysical investigations;
viii.	Risk that exploration, appraisal, development, plant or operating costs prove to be greater than expected or that the proposed timing of exploration, development or production may not be achieved;
ix.	Failure to achieve exploration success;
x.	The supply and cost of skilled labour;
xi.	Unexpected shortages or increases in the costs of consumables, diesel fuel, spare parts, plant and equipment; and
xii.	Prevention and restriction of access by reason of political unrest, outbreak of hostilities and inability to obtain consents or approvals.

No assurances can be given that the Company’s operations will achieve commercial viability through successful exploration and/or mining.

(f)	Environmental

The proposed activities of the Company are subject to the laws and regulations of Australia, and the USA concerning the environment. As with most exploration projects, the Company’s activities are expected to have an impact on the environment, particularly during advanced exploration and future mining activities. It is the Company’s intention to conduct its activities to the highest standard of environmental obligation, including compliance with all environmental laws.

Mining operations have inherent risks and liabilities associated with safety and damage to the environment and the disposal of waste products occurring as a result of mineral exploration, development and production. The occurrence of any such safety or environmental incident could delay production or increase costs. Events such as unpredictable rainfall or bushfires may impact on the Company’s ongoing compliance with environmental laws, regulations and licenses. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous operations or non-compliance with environmental laws or regulations.

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The disposal of mining and process waste and mine water discharge and air emissions discharge are under constant legislative scrutiny and regulation. There is a risk that environmental laws and regulations become more onerous, which could delay the Company’s activities and make its operations more expensive.

(g)	Occupational Health and Safety

The exploration and mining industry is subject to increasing occupational health and safety responsibility and liability. The Company may become liable for past and current conduct which violates such laws and regulations, which may be amended by the relevant authorities. Penalties for breaching health and safety laws can be significant and victims of workplace accidents may also commence civil proceedings against the Company. These events may not be insured, or may be uninsurable.

Changes to health and safety laws and regulations may also increase compliance costs for the Company, which would negatively impact the financial results of the Company.

(h)	Government regulation

The mining, processing, development and mineral exploration activities of the Company are subject to various Federal and state laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use authorisations, water use protection of water quality, sensitive, threatened and endangered species and cultural resources and other matters. Although the Company’s activities are and will be currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new statutes, regulations, executive orders, agency directives or policies or judicial decisions will not be adopted or that existing statutes, regulations or policies will not be applied in a manner which could limit exploration efforts or preclude or curtail future development or production. Amendments to current laws and regulations governing exploration and operations or more stringent implementation thereof could have a substantial adverse impact on the Company’s ability to further delineate and develop the resource.

(i)	Inherent mining risks

The Company’s business operations are subject to risks and hazards inherent in the mining industry. The exploration for and the development of mineral deposits involves significant risks, including environmental hazards; industrial accidents; metallurgical and other processing problems; unusual or unexpected rock formations; structure cave-in or slides; flooding; fires and interruption due to inclement or hazardous weather conditions. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Whether income will result from projects undergoing exploration and development programs depends on the successful establishment of mining operations. Factors including costs, actual mineralisation, consistency and reliability of ore grades and commodity prices affect successful project development.

(j)	Exchange rate risks

The Company operates in multiple currencies and exchanges rates are constantly fluctuating. International prices of various commodities as well as the exploration expenditure of the Company are denominated in United States or Canadian dollars, whereas the Company will rely principally on funds raised and accounted for in Australian currency, exposing the Company to the fluctuations and volatility of the rate of exchange between the United States or Canadian dollar and the Australian dollar as determined in international markets.

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(k)	Climate risk

There are a number of climate-related factors that may affect the operations and proposed activities of the Company. The climate change risks particularly attributable to the Company include:

i.	The emergence of new or expanded regulations associated with the transitioning to a lower-carbon economy and market changes related to climate change mitigation. The Company may be impacted by changes to local or international compliance regulations related to air quality emissions and/or climate change mitigation efforts, or by specific taxation or penalties for carbon emissions or environmental damage. These examples sit amongst an array of possible restraints on industry that may further impact the Company and its profitability. While the Company will endeavor to manage these risks and limit any consequential impacts, there can be no guarantee that the Company will not be impacted by these occurrences; and

ii.	Climate change may cause certain physical and environmental risks that cannot be predicted by the Company, including events such as increased severity of weather patterns and incidence of extreme weather events and longer term physical risks such as shifting climate patterns. All these risks associated with climate change may significantly change the industry in which the Company operates.

3.	General Investment Risks

(a)	Economic conditions and other global or national issues

General economic conditions, laws relating to taxation, new legislation, trade barriers, movements in interest and inflation rates, currency exchange controls and rates, national and international political circumstances (including outbreaks in international hostilities, wars, terrorist acts, sabotage, subversive activities, security operations, labour unrest, civil disorder, and states of emergency), natural disasters (including fires, earthquakes and floods), and quarantine restrictions, epidemics and pandemics, may have an adverse effect on the Company’s operations and financial performance, including the Company’s exploration, development and production activities, as well as on its ability to fund those activities.

General economic conditions may also affect the value of the Company and its market valuation regardless of its actual performance.

(b)	Reliance on key management personnel

The responsibility of overseeing the day-to-day operations and the strategic management of the Company and its controlled entities depends substantially on its senior management and its key personnel. There can be no assurance given that there will be no detrimental impact on the Company if one or more of these senior management, key personnel or employees cease their involvement or employment with the Company or its controlled entities.

(c)	Market risk and interest rate volatility

From time to time, the Company may borrow money and accordingly will be subject to interest rates which may be fixed or floating. A change in interest rates would be expected to result in a change in the interest rate to the Company and, hence, may affect its profit.

(d)	Competition risk

The industry in which the Company will be involved is subject to global competition. While the Company will undertake all reasonable due diligence in its business decisions and operations, the Company will have no influence or control over the activities or actions of its competitors, whose activities or actions may, positively or negatively, affect the operating and financial performance of the Company’s Projects and business. The potential also exists for the nature and extent of the competition to change rapidly, which may cause loss to the Company.

(e)	Market risk

There are general risks associated with an investment and the share market. The price of the Company’s securities on stock exchange market may rise and fall depending on a range of factors beyond the Company’s control and which are unrelated to the Company’s financial performance. These factors may include movements on international stock markets, interest rates and exchange rates, together with domestic and international economic conditions, inflation rates, investor perceptions, changes in government policy, commodity supply and demand, government taxation and royalties, war, global hostilities and acts of terrorism.

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Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.

(f)	Liquidity risk

There is no guarantee that there will be an ongoing liquid market for the Company’s securities. Accordingly, there is a risk that, should the market for the securities become illiquid, Shareholders will be unable to realise their investment in the Company.

(g)	Insurance and uninsured risks

The Company, where economically feasible, may insure its operations in accordance with industry practice. However, even if insurance is taken out, in certain circumstances the Company’s insurance may not be of a nature or level to provide adequate insurance cover. The occurrence of an event that is not covered, or fully covered, by insurance could have a material adverse effect on the business, financial condition and results of the Company. Insurance of all risks associated with mineral exploration and production is not always available and, where available, the costs can be prohibitive.

(h)	Infectious disease pandemics

Infectious disease pandemics such as the coronavirus, whilst opening up various new opportunities for the deployment of the Company's technology, have the potential to interrupt the Company's operations, impair deployment of its products to customers and prevent suppliers or distributors from honouring their contractual obligations. Such pandemics could also cause hospitalisation or death of the Company's existing and potential customers and staff.

(i)	Force majeure

The Company’s projects now or in the future may be adversely affected by risks outside the control of the Company including labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, epidemics, pandemics or quarantine restrictions.

(j)	Investment speculative

The above list of risk factors ought not to be taken as exhaustive of the risks faced by the Company or by investors in the Company. The above factors, and others not specifically referred to above may, in the future, materially affect the financial performance of the Company and the value of the new Shares offered under this Prospectus.

Therefore, the new Shares to be issued pursuant to this Prospectus carry no guarantee with respect to the payment of dividends, returns of capital or the market value of those new Shares.

Potential investors should consider that an investment in the Company is highly speculative and should consult their professional advisers before deciding whether to apply for new Shares pursuant to this Prospectus.

(k)	Cyber risks and security breaches

The Company stores data in its own systems and networks and also with a variety of third-party service providers. A malicious attack on the Company’s systems, processes or people, from external or internal sources, could put the integrity and privacy of customers’ data and business systems at risk. It could prevent customers from using the products for a period of time, put its users’ premises at risk and could also lead to unauthorised disclosure of data.

(l)	Global Conflicts

The current evolving conflict between Ukraine and Russia and Israel and Palestine (Ukraine and Gaza Conflicts) is impacting global economic markets. The nature and extent of the effect of the Ukraine and Gaza Conflicts on the performance of the Company remains unknown. The Company’s Share price may be adversely affected in the short to medium term by the economic uncertainty caused by the Ukraine and Gaza Conflicts.

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The Directors are continuing to closely monitor the potential secondary and tertiary macroeconomic impacts of the unfolding events, including the changing pricing of commodity and energy markets and the potential of cyber activity impacting governments and businesses. Further, any governmental or industry measures taken in response to the Ukraine and Gaza Conflicts, including limitations on travel and changes to import/export restrictions and arrangements involving the relevant countries may adversely impact the Company’s operations and are likely to be beyond the control of the Company.

The Company is monitoring the situation closely and considers the impact of the Ukraine and Gaza Conflicts on the Company’s business and financial performance to, at this stage, be limited. However, the situation is continually evolving, and the consequences are therefore inevitably uncertain.

4.	Other Risks

Other risk factors include those normally found in conducting business, including litigation through breach of agreements or in relation to employees (through personal injuries, industrial matters or otherwise) or any other cause, strikes, lockouts, loss of service of key management or operational personnel and other matters that may interfere with the Company’s business or trade.

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Information on Directors

Name:	Richard Beazley (Appointed 24 July 2024)
Title:	Non-Executive Chairman
Age:	60
Experience and expertise:

Mr. Richard Beazley is an internationally experienced mining professional and director with over 35 years of experience in senior corporate, operational and project development roles. He is a qualified Mining Engineer and has worked in a range of projects throughout Australia, Africa, North and South America, in both underground and open cut operations, producing gold, base metals and critical minerals.

Mr Beazley holds a Bachelor of Engineering (Honours) (Mining) from the University of New South Wales. He holds a MBA from APESMA (Association of Professional Engineers, Scientists and Managers, Australia) and Deakin University. He is a Member of the Australian Institute of Company Directors (MAICD) and a Member and Competent Person of the Australasian Institute of Mining and Metallurgy (MAusIMM (CP))

Other current directorships:	MetalsGrove Mining Limited (Non-executive Chair), Catalina Resources Ltd (Non-executive Director)
Former directorships (last 3 yr):	None
Special responsibilities	Audit and Risk Committee and Remuneration and Nomination Committee
Interests in shares:	-
Interests in options:	-
Interests in rights:	-

Name:	Christopher Gerteisen
Title:	Executive Director & CEO
Age:	51
Experience and expertise:

Mr. Christopher Gerteisen as CEO controls all aspects of the Estelle project while implementing efficiencies and savings to keep cost per discovery ounce well below industry average. Mr. Gerteisen has over 20 years of experience as a professional geologist with an extensive record of managing and advancing complex and challenging resource projects across North America, Australia, and Asia. His work experience spans greenfields from discovery through to production stage and other projects with a focus on commodities including gold and copper. He worked as a geologist on the Carlin Trend in Nevada and on exploration in Alaska with Newmont. He has held senior positions within several projects throughout the goldfields of Western Australia. As a research geologist with Newmont he worked on the Batu Hijau Porhryry Cu-Au deposit in Indonesia. Most recently, through his technical contributions and management skills, Mr. Gerteisen played a significant role in the successful start-up, operations, and exploration which resulted in further mine-life extending discoveries at several prominent projects in the Australasian region, including Oxiana’s Sepon and PanAust’s Phu Bia in Laos.

Mr. Gerteisen holds a Bachelor of Geology from the University of Idaho and a Master’s Degree in Economic Geology from the Western Australia School of Mines. He is a dual USA and Australia Citizen based in Alaska and a member of the Australian Institute of Geoscientists.

Other current directorships:	Viridis Mining and Minerals Limited (ASX: VMM)
Former directorships (last 3 yr):	None

Interests in shares:	1,833,614
Interests in options:	2,000,000
Interests in rights:	800,000

Nova Minerals Ltd | Annual Report 2025 33

Name:	Louie Simens
Title:	Executive Director
Age:	43
Experience and expertise:	Mr. Louie Simens served on our Board since December 2017, from Estelle greenfields to its current multi-million resource, and was our interim executive Chairman from April 2023 to July 23, 2024. Mr. Simens is responsible for managing our core business operations, which requires oversight of company-wide operational efficiencies and working with management and the board to review and implement strategic plans to facilitate growth. Mr. Simens has served as manager of our AK Custom Mining LLC subsidiary since 2017, our Alaska Range Resources LLC subsidiary since 2022 and our AK Operations LLC subsidiary since 2018. In addition, Mr. Simens has served as a director of our AKCM (AUST) Pty Ltd subsidiary since 2017. He has extensive experience in capital markets and running businesses, as well as in corporate restructuring, due diligence and mergers & acquisitions, where he utilizes his knowledge of corporate governance and project management. Mr. Simens has a successful track record spanning more than a decade, owning and operating contracting businesses in the fields of both civil and building construction. Mr. Simens has been a director of Benison Contractors Pty Ltd, his family construction group since inception on 5 July 2007. He also undertakes property development and investment. Mr. Simens was a Director of Snow Lake Resources Ltd (Nasdaq: LITM), an entity in which we previously held a significant interest, since November 2018 to May 2022 and was appointed Snow Lake’s Non-Executive Chairman in December 2020 after the company’s Nasdaq listing. He has also served as Non-Executive Chairman of Torian Resources Ltd. (now Asra Minerals (ASX: ASR)). Since February 2024, Mr. Simens serves as a Director of CryptAi Pty Ltd, an artificial intelligence investment company.
Other current directorships:	None
Former directorships (last 3 yr):	Asra Minerals Limited (ASX: ASR), Snow Lake Resources Ltd (NASDAQ: LITM)
Interests in shares:	9,033,199
Interests in options:	2,000,000
Interests in rights:	800,000

Name:	Craig Bentley
Title:	Director of Finance and Compliance
Age:	55
Experience and expertise:

Mr. Craig Bentley holds a Bachelor of Commerce and Administration degree, majoring in accountancy and commercial law. Mr Bentley held positions at Ernst and Young and worked internationally, including on the audit of the Bank of America and a special audit for an insurance company prior to IPO listing in the USA amongst others. In addition, he has over 30 years commercial and finance experience working in senior roles in multinational private enterprises. Mr Bentley is tasked with compliance and risk management and was instrumental in the Company’s recent successful U.S NASDAQ listing. Mr Bentley’s role also includes finance, marketing, and assisting with the company’s strategy during Nova’s forecasted rapid growth period.

Other current directorships:	None
Former directorships (last 3 yr):	None
Interests in shares:	3,616,669
Interests in options:	750,000
Interests in rights:	-

Nova Minerals Ltd | Annual Report 2025 34

Name:	Chaim (Dovi) Berger
Title:	Non-Executive Director
Age:	44
Experience and expertise:	Mr. Dovi Berger has served as our Non-Executive Director and as a member of each of our Audit and Risk Committee and Remuneration and Nomination Committee, since July 1, 2025. During the past five years, Mr. Berger has served as Managing Attorney at Berger Law Firm LLC (July 2019 – Present), a New York-based law firm where he has been lead transactional counsel to a multi-strategy family office, overseeing deal structuring, negotiation, and execution across private equity, real estate, and specialty finance transactions. In addition, Mr. Berger has served as an Assistant Professor at Touro College (September 2007 – Present), teaching courses in accounting, finance, and law. Touro College is not a parent, subsidiary, or affiliate of the Company. Mr Berger received his Bachelor of Science in Accounting from Touro College in 2003, his Master of Science in Accounting from CUNY Queens College in 2010 and his Juris Doctor from Benjamin N. Cardozo School of Law in 2013.
Other current directorships:	None
Former directorships (last 3 yr):	None
Special responsibilities:	Audit and Risk Committee and Remuneration and Nomination Committee
Interests in shares:	-
Interests in options:	-
Interests in rights:	-

Name:	Avi Geller
Title:	Non-Executive Director
Age:	36
Experience and expertise:	Mr. Geller has served as a member of our board of directors since November 2018. Mr. Geller has extensive investment experience and a deep knowledge of corporate finance, including capital markets, venture capital, hybrid, debt and private equity. He has been serving as the Chief Investment Officer of Leonite Capital LLC, a family office he co-founded focusing on real estate and capital markets, since January 2017. Mr. Geller has also served as a director at DealFlow Financial Products, Inc. since January 2017. Since May 2018, he has also served as a Director of Parkit Enterprise Inc., a publicly traded real estate company (TSX-V:PKT; OTCQX:PKTEF). In the past he served as an Interim Chief Executive Officer. From November 2020 through June 2022, He served as a Director at Australis Capital Inc., (AUSA.CN; OTCQB:AUSAF) a publicly traded company that is implementing a capital light growth strategy towards establishing a highly competitive and profitable MSO in the U.S. and global cannabis markets.
Other current directorships:	Parkit Enterprise Inc (TSX-V: PKT | OTCQX: PKTEF)
Former directorships (last 3 yr):	None
Special responsibilities:	Audit and Risk Committee and Remuneration and Nomination Committee
Interests in shares:	2,290,177
Interests in options:	500,000
Interests in rights:	-

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

‘Former directorships (last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships of all other types of entities, unless otherwise stated.

Nova Minerals Ltd | Annual Report 2025 35

Company Secretary

Name:	Ian Pamensky
Title:	Company Secretary
Age:	56
Experience and expertise:

Mr. Ian Pamensky has been our Secretary since September 18, 2019. Mr. Pamensky is a Chartered Accountant, Fellow of Governance Institute of Australia and fellow of FinSIA. He has over 30 years of experience working across a wide range of industries, from audit and funds management to mining and AgTech. Mr. Pamensky has significant experience as Company Secretary of ASX listed companies.

Meetings of Directors

The number of meetings of the company's Board of Directors (‘the Board’) held during the year ended 30 June 2025, and the number of meetings attended by each director were:

	Full Board		Nomination and Remuneration Committee*		Audit and Risk Committee*
	Attended	Held	Attended	Held	Attended	Held
C Bentley	8	8	-	-	-	-
R Pasqua (Resigned 14 Nov 2024)	3	3	-	-	2	2
A Geller	6	8	-	-	4	4
L Simens	8	8	-	-	-	-
C Gerteisen	8	8	-	-	-	-
R Beazley (Appointed 24 Jul 2024	6	7	-	-	4	4
D Berger (Appointed 1 Jul 2025)	-	-	-	-	-	-

‘Held’ represents the number of meetings held during the time the director held office.

*	Members are Rodrigo Pasqua (until resignation on 14 November 2024), Avi Geller, Richard Beazley, and Dovi Berger (Since appointment on 1 July 2025).

Nova Minerals Ltd | Annual Report 2025 36

Remuneration Report (Audited)

The remuneration report details the key management personnel remuneration arrangements for the consolidated entity, in accordance with the requirements of the Corporations Act 2001 and its Regulations.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including all directors.

The remuneration report is set out under the following main headings:

●	Principles used to determine the nature and amount of remuneration
●	Details of remuneration
●	Service agreements
●	Share-based compensation
●	Additional information
●	Additional disclosures relating to key management personnel

Principles Used to Determine the Nature and Amount of Remuneration

The objective of the consolidated entity's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework aligns executive reward with the achievement of strategic objectives and the creation of value for shareholders, and it is considered to conform to the market best practice for the delivery of reward. The Board of Directors ('the Board') ensures that executive reward satisfies the following key criteria for good reward governance practices:

●	Competitiveness and reasonableness
●	Acceptability to shareholders
●	Performance linkage / alignment of executive compensation
●	Transparency

On 24 July 2024, the Board approved the formation of a formal Nomination and Remuneration Committee in conjunction with the NASDAQ IPO.

The reward framework is designed to align executive reward to shareholders' interests. The Board have considered that it should seek to enhance shareholders' interests by:

●	Having economic profit as a core component of plan design
●	Focusing on sustained growth in shareholder wealth, consisting of dividends and growth in share price, and delivering constant or increasing return on assets as well as focusing the executive on key non-financial drivers of value
●	Attracting and retaining high calibre executives

Additionally, the reward framework should seek to enhance executives' interests by:

●	Rewarding capability and experience
●	Reflecting competitive reward for contribution to growth in shareholder wealth
●	Providing a clear structure for earning rewards

In accordance with best practice corporate governance, the structure of non-executive director and executive director remuneration is separate.

Non-Executive Directors Remuneration

Fees and payments to non-executive directors reflect the demands and responsibilities of their role. Non-executive directors' fees and payments are reviewed annually by the Nomination and Remuneration Committee. The Nomination and Remuneration Committee may, from time to time, receive advice from independent remuneration consultants to ensure non-executive directors' fees and payments are appropriate and in line with the market. The chairman's fees are determined independently to the fees of other non-executive directors based on comparative roles in the external market. The chairman is not present at any discussions relating to the determination of his own remuneration. Non-executive directors do receive share options or other incentives.

Nova Minerals Ltd | Annual Report 2025 37

ASX listing rules require the aggregate non-executive directors' remuneration be determined periodically by a general meeting. The most recent determination was at the Annual General Meeting held on 29 November 2022, where the shareholders approved a maximum annual aggregate remuneration for non-executive directors of $500,000.

Executive Remuneration

The consolidated entity aims to reward executives based on their position and responsibility, with a level and mix of remuneration which has both fixed and variable components.

The executive remuneration and reward framework has four components:

●	Base pay and non-monetary benefits
●	Short-term performance incentives
●	Share-based payments
●	Other remuneration such as superannuation and long service leave

The combination of these comprises the executive's total remuneration.

Voting and comments made at the company's 2024 Annual General Meeting (‘AGM’)

At the 14 November 2024 AGM, 98.69% of the votes received supported the adoption of the remuneration report for the year ended 30 June 2024. The company did not receive any specific feedback at the AGM regarding its remuneration practices.

Details of Remuneration

Amounts of remuneration

Details of the remuneration of key management personnel of the consolidated entity are set out in the following tables.

	Short-Term Benefits			Post-Employ-ment	Long-Term Benefits	Share-Based Payments
	Cash Salary	Cash	Non-	Super-	Long Service	Equity-
	and Fees	Bonus	monetary	annuation	Leave	Settled	Total
30 June 2025	$	$	$	$	$	$	$

Non-Executive Directors:

R Capel Pasqua	46,500	-	-	-	-	(39,422)	7,078
A Geller	60,000	-	-	-	-	(44,689)	15,311
R Beazley	110,000	-	-	-	-	27,901	137,901

Executive Directors:
L Simens	276,000	-	-	-	-	(236,108)	39,892
C Gerteisen	388,749	-	-	-	-	(211,771)	176,978
C Bentley	180,000	-	-	-	-	(39,001)	140,999
	1,061,249	-	-	-	-	(543,090)	518,159

During the period, the directors reassessed the valuation of the options in light of the vesting conditions and determined that a revaluation was necessary. A further adjustment has been made for a proposed issue of options. On March 2025 it was announced that Nova is proposing to issue options to directors and other key management personnel. A total number of 13,000,000 options have been proposed for directors. The options will have an exercise price of $0.45 per option, and will be subject to vesting conditions outlined below. These options are unissued at year-end and subject to shareholder approval, however have been valued and included in the remuneration table of directors above to align with AASB 2 treatment.

Nova Minerals Ltd | Annual Report 2025 38

	Short-Term Benefits			Post-Employ-ment	Long-Term Benefits	Share-Based Payments
	Cash Salary	Cash	Non-	Super-	Long Service	Equity-
	and Fees	Bonus	monetary	annuation	Leave	Settled	Total
30 June 2024	$	$	$	$	$	$	$

Non-Executive Directors:

R Capel Pasqua	84,900	-	-	-	-	24,962	109,862
A Geller	60,000	-	-	-	-	49,925	109,925

Executive Directors:
L Simens	276,000	-	-	-	-	45,323	321,323
C Gerteisen	384,369	-	-	-	-	45,323	429,692
C Bentley	120,000	-	-	-	-	74,887	194,887
	925,269	-	-	-	-	240,420	1,165,689
Non-Executive Directors:

The proportion of remuneration linked to performance, and the fixed proportion are as follows:

	Percentage Fixed Remuneration		Percentage Share-Based Payments
Name	30 June 2025	30 June 2024	30 June 2025	30 June 2024

Non-Executive Directors:
R Capel Pasqua	657%	77%	(557%)	23%
A Geller	392%	55%	(292%)	45%
R Beazley	80%	-	20%	-

Executive Directors
L Simens	692%	86%	(592%)	14%
C Gerteisen	220%	89%	(120%)	11%
C Bentley	128%	62%	(28%)	38%

Service Agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. Details of these agreements are as follows:

Name:	Richard Beazley
Title:	Non-Executive Chairman
Agreement commenced:	Appointed 24 July 2024
Term of agreement:	The Company has entered into a Non-Executive Director letter agreement with Mr Beazley on 04 June 2024 (Mr Beazley's appointment being concurrent with the effectiveness of the Company’s F-1 registration statement located with the American Securities Exchange Commission on 24 July 2024). The Company has agreed to pay Mr Beazley an annual fee of AUD$120,000 (inclusive of superannuation contributions, if applicable) for up to 20 hours per month. Any excess hours will be charged at AUD$300 per hour.

Nova Minerals Ltd | Annual Report 2025 39

Name:	Rodrigo Capel Pasqua
Title:	Non-Executive Director
Agreement commenced:	1 May 2022 (Resigned 14 November 2024)
Term of agreement:	The Company has entered into a Non-Executive Director letter agreement with Mr Pasqua on 2 May 2022. The Company has agreed to pay Mr Pasqua an annual fee of A$60,000 (inclusive of superannuation contributions, if applicable) for up to 20 hours per month. Any excess hours will be charged at AUD$300 per hour.

Name:	Craig Bentley
Title:	Director of Finance and Compliance
Agreement commenced:	19 February 2022 (Updated on 9 September 2022 and 21 October 2024)
Term of agreement:

On 21 October 2024 the Company entered into an updated agreement to pay Mr Bentley $200,000 (inclusive of superannuation contributions, if applicable, effective 1 October 2024.

Termination by Company:

The Company must either give Mr Bentley twelve months’ written notice and, at the end of that notice period, make a payment to Mr Bentley equal to his salary over a twelve month period; or otherwise may terminate Mr Bentley's employment with immediate effect by paying him the equivalent of his salary over a twelve month period.

Termination by Mr Bentley

Mr Bentley may terminate his employment if the Company commits a serious breach of the agreement and does not remedy that breach; or, otherwise, by providing twelve months written notice to the Company.

Name:	Avi Geller
Title:	Non-Executive Director
Agreement commenced:	23 July 2020
Term of agreement:	The Company has entered into a Non-Executive Director letter agreement with Mr Geller on 23 July 2020. The Company has agreed to pay Mr Geller an annual fee of A$60,000 (inclusive of superannuation contributions, if applicable).

Name:	Chris Gerteisen
Title:	Executive Director and CEO
Agreement commenced:	20 April 2022 (Updated on 22 June 2023)
Term of agreement:

On 22 June 2022 the Company entered into an updated agreement to pay Mr Gerteisen USD$252,000 pa (inclusive of superannuation contributions, if applicable), effective 1 July 2022.

Termination by Company:

The Company must either give Mr Gerteisen twelve months’ written notice and, at the end of that notice period, make a payment to Mr Gerteisen equal to his salary over a twelve month period; or otherwise may terminate Mr Gerteisen's employment with immediate effect by paying him the equivalent of his salary over a twelve month period.

Termination by Mr Gerteisen:

Mr Gerteisen may terminate his employment if the Company commits a serious breach of the agreement and does not remedy that breach; or, otherwise, by providing twelve months written notice to the Company.

Nova Minerals Ltd | Annual Report 2025 40

Name:	Louie Simens
Title:	Executive Director (Executive Chairman to 24 July 2024)
Agreement commenced:	20 April 2022 (Updated on 9 September 2022)
Term of agreement:	On 9 September 2022 the Company entered into an updated agreement to pay Mr Simens $276,000 pa (inclusive of superannuation contributions, if applicable), effective 1 September 2022
Termination by Company
The Company must either give Mr Simens twelve months’ written notice and, at the end of that notice period, make a payment to Mr Simens equal to his salary over a twelve month period; or otherwise may terminate Mr Simens employment with immediate effect by paying him the equivalent of his salary over a twelve month period.
Termination by Mr Simens
Mr Simens may terminate his employment if the Company commits a serious breach of the agreement and does not remedy that breach; or, otherwise, by providing twelve months written notice to the Company.

Name:	Chaim (Dovi) Berger
Title:	Non-executive Director. (Appointed 1 July 2025)
Agreement commenced:	1 July 2025
Term of agreement:	The Company has entered into a Non-Executive Director letter agreement with Mr Berger on 24 June 2025. The Company has agreed to pay Mr Berger an annual fee of US$60,000 (inclusive of superannuation contributions, if applicable).

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

Share-Based Compensation

Issue of shares

There were no shares issued to directors and other key management personnel as part of compensation during the year ended 30 June 2025.

Options

There were no options over ordinary shares issued to directors and other key management personnel as part of compensation that were outstanding as at 30 June 2025. On March 2025 it was announced that Nova is proposing to issue options to directors and other key management personnel. A total number of 13,000,000 options have been proposed for directors. The options will have an exercise price of $0.45 per option, and will be subject to vesting conditions outlined below. These options are unissued at year-end and subject to shareholder approval, however have been valued and included in the remuneration table of directors above to align with AASB 2 treatment.

Nova Minerals Ltd | Annual Report 2025 41

Options Holding

Name	Tranche 1	Tranche 2	Tranche 3	Tranche 4	Total
Chris Gerteisen	1,125,000	1,000,000	1,000,000	1,000,000	4,125,000
Louie Simens	875,000	750,000	750,000	750,000	3,125,000
Craig Bentley	875,000	750,000	750,000	750,000	3,125,000
Avi Geller	375,000	375,000	250,000	375,000	1,375,000
Richard Beazley	250,000	375,000	250,000	375,000	1,250,000
Total	3,500,000	3,250,000	3,000,000	3,250,000	13,000,000

Options Valuation

	Tranche 1	Tranche 2	Tranche 3	Tranche 4
Number of options issued	3,500,000	3,250,000	3,000,000	3,250,000
Expiry date	30/06/2028	30/06/2028	30/06/2028	30/06/2028
Vesting date	31/12/2025	30/06/2028	31/12/2026	30/06/2027
Exercise price	0.45	0.45	0.45	0.45
Expected Volatility	83%	83%	83%	83%
Risk-free Interest rate	3.26%	3.26%	3.26%	3.26%
Underlying fair value at grant date	0.1353	0.1491	0.1430	0.1468
Vesting conditions	Tranche 1 Options will vest on 31 December 2025 provided the option holder remain as an employee at all times during the vesting period.	Tranche 2 Options will vest on the share price closing price being greater than or equal to a 5 day VWAP of $0.75 on the ASX provided the option holder remain as an employee at all times during the vesting period.	Tranche 3 Options will vest if the RPM Area Pre-Feasibility Study (PFS) is completed by the end of 2026 provided the option holder remain as an employee at all times during the vesting period.	Tranche 4 Options will vest on the first commercial sale of Antinomy to an unrelated third party provided the option holder remain as an employee at all times during the vesting period.

There were no options over ordinary shares granted to or vested by directors and other key management personnel as part of compensation during the year ended 30 June 2025.

Performance rights

There were no performance rights over ordinary shares issued to directors and other key management personnel as part of compensation that were outstanding as at 30 June 2025.

There were no performance rights over ordinary shares granted to or vested by directors and other key management personnel as part of compensation during the year ended 30 June 2025.

Nova Minerals Ltd | Annual Report 2025 42

Additional Information

The earnings of the consolidated entity for the five years to 30 June 2025 are summarised below:

	2025	2024	2023	2022	2021
	$	$	$	$	$
Revenue	175,037	270,626	12,027	20,000	2,145
Net assets	109,855,856	98,383,732	113,389,965	104,329,326	52,580,191
Total comprehensive income / (loss)	(10,510,986)	(16,327,801)	(9,629,678)	38,097,293	(4,300,574)

The factors that are considered to affect total shareholders return are summarised below:

	2025	2024	2023	2022	2021

Basic earnings per share (cents per share)	(3.83)	(7.70)	(5.77)	19.61	(2.01)
Diluted earnings per share (cents per share)	(3.83)	(7.70)	(5.77)	19.61	(2.01)

Additional Disclosures Relating to Key Management Personnel

Shareholding

The number of shares in the company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at the Start of the year	Received as Part of Remuneration	Additions	Disposals/ Other	Balance at the End of the Year
Ordinary shares
C Bentley	3,616,669	-	-	-	3,616,669
R Pasqua (Resigned 14 November 2024)	28,500	-	-	(28,500)	-
A Geller	2,290,177	-	-	-	2,290,177
L Simens	9,033,199	-	-	-	9,033,199
C Gerteisen	1,833,614	-	-	-	1,833,614
R Beazley (Appointed 24 July 2024)	-	-	-	-	-
D Berger (Appointed 1 July 2025)	-	-	-	-	-
	16,802,159	-	-	(28,500)	16,773,659

Nova Minerals Ltd | Annual Report 2025 43

Option Holding

The number of options over ordinary shares in the company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at			Expired/	Balance at
	the Start of			Forfeited/	the End of
	the Year	Granted*	Exercised	Other	the Year
Options over ordinary shares
C Bentley	821,429	3,125,000	-	(71,429)	3,875,000
R Pasqua	264,250	-	-	(14,250)	250,000
A Geller	550,000	1,375,000	-	(50,000)	1,875,000
L Simens	2,214,286	3,125,000	-	(214,286)	5,125,000
C Gerteisen	2,050,000	4,125,000	-	(50,000)	6,125,000
R Beazley (Appointed 24 July 2024)	-	1,250,000	-	-	1,250,000
D Berger (Appointed 1 July 2025)	-	-	-	-	0
	5,899,965	13,000,000	-	(399,965)	18,500,000

* On March 2025 it was announced that Nova is proposing to issue options to directors and other key management personnel. A total number of 13,000,000 options have been proposed for directors. The options will have an exercise price of $0.45 per option, and will be subject to vesting conditions outlined above. These options are unissued at year-end and subject to shareholder approval, however have been valued and included in the remuneration table of directors above to align with AASB 2 treatment.

Performance Rights Holding

The number of performance rights over ordinary shares in the company held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

	Balance at			Expired/	Balance at
	the start of			forfeited/	the end of
	the year	Granted	Vested	other	the year
Performance rights over ordinary shares
L Simens	800,000	-	-	-	800,000
C Gerteisen	800,000	-	-	-	800,000
	1,600,000	-	-	-	1,600,000

This concludes the remuneration report, which has been audited.

Shares Under Option

There were no unissued ordinary shares of Nova Minerals Limited under option outstanding at the date of this report.

Indemnity and Insurance of Officers

The company has indemnified the directors and executives of the company for costs incurred, in their capacity as a director or executive, for which they may be held personally liable, except where there is a lack of good faith.

During the financial year, the company paid a premium in respect of a contract to insure the directors and executives of the company against a liability to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

Nova Minerals Ltd | Annual Report 2025 44

Indemnity and Insurance of Auditor

The company has not, during or since the end of the financial year, indemnified or agreed to indemnify the auditor of the company or any related entity against a liability incurred by the auditor.

During the financial year, the company has not paid a premium in respect of a contract to insure the auditor of the company or any related entity.

Proceedings on Behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the company, or to intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or part of those proceedings.

Non-Audit Services

Details of the amounts paid or payable to the auditor for non-audit services provided during the financial year by the auditor are outlined in note 20 to the financial statements.

The directors are satisfied that the provision of non-audit services during the financial year, by the auditor (or by another person or firm on the auditor's behalf), is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The directors are of the opinion that the services as disclosed in note 20 to the financial statements do not compromise the external auditor's independence requirements of the Corporations Act 2001 for the following reasons:

●	all non-audit services have been reviewed and approved to ensure that they do not impact the integrity and objectivity of the auditor; and
●

none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants issued by the Accounting Professional and Ethical Standards Board, including reviewing or auditing the auditor's own work, acting in a management or decision-making capacity for the company, acting as advocate for the company or jointly sharing economic risks and rewards.

Officers of the Company Who are Former Partners of RSM Australia Partners

There are no officers of the company who are former partners of RSM Australia Partners.

Auditor's Independence Declaration

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors' report.

Auditor

RSM Australia Partners continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the directors

___________________________

Richard Beazley

Chairman

17 September 2025

Nova Minerals Ltd | Annual Report 2025 45

Auditor’s Independence Declaration

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of the financial report of Nova Minerals Limited for the year ended 30 June 2025, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

(i)	the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii)	any applicable code of professional conduct in relation to the audit.

RSM AUSTRALIA PARTNERS

A L WHITTINGHAM

Partner

Dated: 17 September 2025

Melbourne, Victoria

Nova Minerals Ltd | Annual Report 2025 46

Nova Minerals Ltd | Annual Report 2025 47

Financial Statements

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General Information

The financial statements cover Nova Minerals Limited as a consolidated entity consisting of Nova Minerals Limited and the entities it controlled at the end of, or during, the year. The financial statements are presented in Australian dollars, which is Nova Minerals Limited's functional and presentation currency.

Nova Minerals Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Suite 5 242 Hawthorn Road

Caulfield Victoria 3161 Australia

A description of the nature of the consolidated entity's operations and its principal activities are included in the directors' report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors on 17 September 2025. The directors have the power to amend and reissue the financial statements.

Nova Minerals Ltd | Annual Report 2025 49

Consolidated Statement of Profit or Loss

and Other Comprehensive Income

For the Year Ended 30 June 2025

		Consolidated
	Note	30 June 2025	30 June 2024
		$	$
Revenue
Interest income		175,037	270,626
Other income, gains, and losses
Foreign exchange movement on financial liability		(359,725)	(226,908)
Impairment loss of financial assets	9	(1,594,060)	-
Gain from sale of investment in Snow Lake Resources	8	6,934,776	-
Fair value loss on other investments	9	(255,537)	(782,487)
Fair value loss on derivative liabilities		(62,226)	-
Gain(Loss) on derivative liabilities	13	(5,315,063)	624,654
Impairment of Investment in Snow Lake Resources	8	(3,211,587)	(8,824,187)
Foreign exchange (loss)/gain		87,888	(201,545)
Share of losses of associate accounted for using equity method	8	-	(839,153)
Total revenue		(3,600,497)	(9,979,000)
Expenses
Administration expenses	4	(5,071,530)	(3,536,622)
Contractors & consultants	4	(2,680,374)	(1,264,728)
Share based payments	28	1,261,489	(335,669)
Amortisation of financial liability		(324,962)	(577,961)
Investment costs	8	(325,339)	-
Finance costs	4	(357,958)	(695,312)
Total expenses		(7,498,674)	(6,410,292)
Loss Before Income Tax Expense		(11,099,171)	(16,389,292)
Income tax expense	5	-	-
Loss After Income Tax Expense for the Year		(11,099,171)	(16,389,292)
Other Comprehensive Income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		588,185	61,491

Other comprehensive income for the year, net of tax		588,185	61,491

Total Comprehensive Loss for the Year		(10,510,986)	(16,327,801)
Loss for the year is attributable to:
Non-controlling interest		(83,536)	(106,181)
Owners of Nova Minerals Limited		(11,015,635)	(16,283,111)

		(11,099,171)	(16,389,292)
Total comprehensive income/(loss) for the year is attributable to:
Non-controlling interest		4,459	(98,299)
Owners of Nova Minerals Limited		(10,515,445)	(16,229,502)

		(10,510,986)	(16,327,801)

		Cent	Cent
Basic loss per share	27	(3.83)	(7.70)
Diluted loss per share	27	(3.83)	(7.70)

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Nova Minerals Ltd | Annual Report 2025 50

Consolidated Statement of Financial Position

For the Year Ended 30 June 2025

		Consolidated
	Note	30 June 2025	30 June 2024
		$	$
Assets

Current Assets
Cash and cash equivalents	6	9,083,315	3,149,909
Trade and other receivables	7	291,502	328,794
Total current assets		9,374,817	3,478,703

Non-Current Assets
Investment in associate	8	-	7,104,167
Other financial assets at fair value through profit or loss	9	786,890	1,929,321
Property, plant and equipment	10	2,244,700	2,616,080
Exploration and evaluation	11	100,135,725	92,117,750
Total non-current assets		103,167,315	103,767,318

Total Assets		112,542,132	107,246,021
Liabilities

Current Liabilities
Trade and other payables	12	2,686,276	1,804,042
Convertible notes	13	-	1,405,990
Total current liabilities		2,686,276	3,210,032

Non-Current Liabilities
Convertible notes	13	-	5,652,257
Total non-current liabilities		-	5,652,257

Total Liabilities		2,686,276	8,862,289
Net Assets		109,855,856	98,383,732
Equity`
Issued capital	14	167,036,279	143,972,570
Foreign currency reserves		4,429,103	3,928,914
Share based-payment reserves	15	7,981,298	9,061,897
Accumulated losses		(77,283,769)	(66,268,134)
Equity attributable to the owners of Nova Minerals Limited		102,162,911	90,695,247
Non-controlling interest	16	7,692,945	7,688,485

Total Equity		109,855,856	98,383,732

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

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Consolidated Statement of Changes in Equity

For the Year Ended 30 June 2025

	Issued	Share Based Payments	Foreign Currency	Accumulated	Non-Controll-ing	Total
	Capital	Reserves	Reserves	Losses	Interest	Equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2023	142,986,671	8,726,228	3,875,305	(49,985,023)	7,786,784	113,389,965

Loss after income tax expense for the year	-	-	-	(16,283,111)	(106,181)	(16,389,292)
Other comprehensive income/(loss) for the year, net of tax	-	-	53,609	-	7,882	61,491

Total comprehensive income/(loss) for the year	-	-	53,609	(16,283,111)	(98,299)	(16,327,801)

Transactions with owners in their capacity as owners:
Issue of shares for cash (Note 14)	1,000,005	-	-	-	-	1,000,005
Options converted (Note 14)	176	-	-	-	-	176
Share issue costs (Note 14)	(14,282)	-	-	-	-	(14,282)
Share options expense for period (Note 28)	-	798,798	-	-	-	798,798
Performance rights (Note 28)	-	(463,129)	-	-	-	(463,129)

Balance at 30 June 2024	143,972,570	9,061,897	3,928,914	(66,268,134)	7,688,485	98,383,732

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

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Consolidated Statement of Changes in Equity (Continued)

For the Year Ended 30 June 2025

	Issued	Share Based Payments	Foreign Currency	Accumulated	Non-Controlling	Total
	Capital	Reserves	Reserves	Losses	Interest	Equity
Consolidated	$	$	$	$	$	$

Balance at 1 July 2024	143,972,570	9,061,897	3,928,914	(66,268,134)	7,688,485	98,383,732

Loss after income tax expense for the year	-	-	-	(11,015,635)	(83,536)	(11,099,171)
Other comprehensive income/(loss) for the year, net of tax	-	-	500,189	-	87,996	588,185

Total comprehensive income/(loss) for the year	-	-	500,189	(11,015,635)	4,460	(10,510,986)

Transactions with owners in their capacity as owners:
Issue of shares for cash (Note 14)	8,472,091	-	-	-	-	8,472,091
Options converted (Note 14)	2,787,281	-	-	-	-	2,787,281
Share issue costs (Note 14)	(1,414,459)	-	-	-	-	(1,414,459)
Shares issued for Conversion of Nebari Loan (note 14)	13,076,290	-	-	-	-	13,076,290
Shares issued for services (note 14)	323,395	-	-	-	-	323,395
Share options expense for period (Note 28)	-	(1,261,489)	-	-	-	(1,261,489)
Broker Options (Note 14)	(180,890)	180,890	-	-	-	-

Balance at 30 June 2025	167,036,279	7,981,298	4,429,103	(77,283,769)	7,692,945	109,855,856

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

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Consolidated Statement of Cash Flows

For the Year Ended 30 June 2025

		Consolidated
	Note	30 June 2025	30 June 2024
		$	$

Cash Flows from Operating Activities
Payments to suppliers and employees (inclusive of GST)		(7,488,588)	(3,210,966)
Interest received		176,111	262,818
Interest and other finance costs paid		(327,902)	(718,620)

Net cash used in operating activities	26	(7,640,379)	(3,666,768)

Cash Flows from Investing Activities
Payments for property, plant and equipment		(218,157)	(255,553)
Payments for exploration and evaluation		(5,530,196)	(12,398,898)
Loans to Snow Lake Resources		100,000	144,804
Loans to other entity		(797,450)	(996,546)
Loans to related party		-	-
Payments to acquire investments		-	(125,000)
Convertible note Asra Minerals		-	257,808
Proceeds from disposal of property, plant and equipment		65,759	-
Proceeds from disposal of investments		10,502,017	51,464

Net cash from/(used) in investing activities		4,121,973	(13,321,921)

Cash Flows from Financing Activities
Proceeds from issue of shares	14	8,472,091	996,966
Proceeds from exercise of options		2,787,282	176
Share issue transaction costs		(1,465,517)	(10,250)

Net cash from financing activities		9,793,856	986,892

Net increase/(decrease) in cash and cash equivalents		6,275,450	(16,001,797)
Cash and cash equivalents at the beginning of the financial year		3,149,909	19,240,707
Effects of exchange rate changes on cash and cash equivalents		(342,044)	(89,001)

Cash and Cash Equivalents at the End of the Financial Year	6	9,083,315	3,149,909

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

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Nova Minerals Ltd | Annual Report 2025 55

Notes to the Financial Statements

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Notes to the Consolidated Financial Statements

For the Year Ended 30 June 2025

Note 1 Material Accounting Policy Information

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

New or Amended Accounting Standards and Interpretations Adopted

The consolidated entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The consolidated entity has assessed the below new or amended Accounting Standards and Interpretations could have a material impact in the future period:

AASB 18 Presentation and Disclosure in Financial Statements will replace AASB 101 Presentation of Financial Statements. AASB 18 will enable companies to tell their story better through their financial statements. Investors will benefit from greater consistency of presentation of the income and cash flow statements, and more disaggregated information. Companies’ net profit will not change. AASB 18 requires all companies to:

●	Classify income and expenses between operating, investing and financing, and to report a newly defined subtotal, “operating profit”
●	Disclose certain “non-GAAP” measures – management performance measures (MPMs) – in a note to the financial statements, meaning that they will now be subject to audit – e.g. “adjusted EBITDA” and
●	Improve how they aggregate information

Basis of Preparation

These general-purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001, as appropriate for for-profit oriented entities. These financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB’).

Historical Cost Convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of financial assets and liabilities at fair value through profit or loss, financial assets at fair value through other comprehensive income, investment properties, certain classes of property, plant and equipment and derivative financial instruments.

Critical Accounting Estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in note 2.

Going Concern

The financial statements have been prepared on the going concern basis, which contemplates continuity of normal business activities and the realisation of assets and discharge of liabilities in the normal course of business.

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For the financial year ended 30 June 2025, the consolidated entity incurred a net loss after tax of $11,099,171 and had net cash outflows from operating activities of $7,640,379. The ability to continue as a going concern and realize its exploration asset is dependent on a number of factors, the most significant of which is obtaining additional funding to complete the exploration activities.

The Directors believe that it is reasonably foreseeable that the consolidated entity will continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report after consideration of the following factors:

●	The Company has cash resources of $9,083,315 as at 30 June 2025;

●	The Company announced on 16 July 2025 the closing of an underwritten public offering for gross proceeds of US$11.1 million (AUD$17 million), before deducting underwriting discounts and offering expenses.

●	The Company announced on 21 July 2025 that the Company’s underwriters had also partially exercised their over-allotment option for additional gross proceeds of US$1 million (AUD$1.5 million), before deducting underwriting discounts; and

●	The Company has the ability to scale back its exploration activities should funding not be available to continue exploration at its current levels.

Parent Entity Information

In accordance with the Corporations Act 2001, these financial statements present the results of the consolidated entity only. Supplementary information about the parent entity is disclosed in note 24.

Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Nova Minerals Limited (‘company’ or ‘parent entity’) as at 30 June 2025 and the results of all subsidiaries for the year then ended. Nova Minerals Limited and its subsidiaries together are referred to in these financial statements as the ‘consolidated entity’.

Subsidiaries are all those entities over which the consolidated entity has control. The consolidated entity controls an entity when the consolidated entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances, and unrealised gains on transactions between entities in the consolidated entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the consolidated entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Non-controlling interest in the results and equity of subsidiaries are shown separately in the statement of profit or loss and other comprehensive income, statement of financial position and statement of changes in equity of the consolidated entity. Losses incurred by the consolidated entity are attributed to the non-controlling interest in full, even if that results in a deficit balance.

Where the consolidated entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities, and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The consolidated entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

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Operating Segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

Foreign Currency Translation

The financial statements are presented in Australian dollars, which is Nova Minerals Limited’s functional and presentation currency.

Foreign Currency Transactions

Foreign currency transactions are translated into Australian dollars using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at financial year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.

Foreign Operations

The assets and liabilities of foreign operations are translated into Australian dollars using the exchange rates at the reporting date. The revenues and expenses of foreign operations are translated into Australian dollars using the average exchange rates, which approximate the rates at the dates of the transactions, for the period. All resulting foreign exchange differences are recognised in other comprehensive income through the foreign currency reserve in equity.

The foreign currency reserve is recognised in profit or loss when the foreign operation or net investment is disposed of.

Revenue Recognition

The consolidated entity recognises revenue as follows:

Interest

Interest revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Income Tax

The income tax expense or benefit for the period is the tax payable on that period’s taxable income based on the applicable income tax rate for each jurisdiction, adjusted by the changes in deferred tax assets and liabilities attributable to temporary differences, unused tax losses and the adjustment recognised for prior periods, where applicable.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to be applied when the assets are recovered or liabilities are settled, based on those tax rates that are enacted or substantively enacted, except for:

●	When the deferred income tax asset or liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting nor taxable profits; or

●	When the taxable temporary difference is associated with interests in subsidiaries, associates or joint ventures, and the timing of the reversal can be controlled, and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

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The carrying amount of recognised and unrecognised deferred tax assets are reviewed at each reporting date. Deferred tax assets recognised are reduced to the extent that it is no longer probable that future taxable profits will be available for the carrying amount to be recovered. Previously unrecognised deferred tax assets are recognised to the extent that it is probable that there are future taxable profits available to recover the asset.

Deferred tax assets and liabilities are offset only where there is a legally enforceable right to offset current tax assets against current tax liabilities and deferred tax assets against deferred tax liabilities; and they relate to the same taxable authority on either the same taxable entity or different taxable entities which intend to settle simultaneously.

Nova Minerals Limited (the ‘head entity’) and its wholly owned Australian subsidiaries have formed an income tax consolidated group under the tax consolidation regime. The head entity and each subsidiary in the tax consolidated group continue to account for their own current and deferred tax amounts. The tax consolidated group has applied the ‘separate taxpayer within group’ approach in determining the appropriate amount of taxes to allocate to members of the tax consolidated group.

In addition to its own current and deferred tax amounts, the head entity also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from each subsidiary in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the tax consolidated group. The tax funding arrangement ensures that the intercompany charge equals the current tax liability or benefit of each tax consolidated group member, resulting in neither a contribution by the head entity to the subsidiaries nor a distribution by the subsidiaries to the head entity.

Current and Non-Current Classification

Assets and liabilities are presented in the statement of financial position based on current and non-current classification.

An asset is classified as current when: it is either expected to be realised or intended to be sold or consumed in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is expected to be realised within 12 months after the reporting period; or the asset is cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period. All other assets are classified as non-current.

A liability is classified as current when: it is either expected to be settled in the consolidated entity’s normal operating cycle; it is held primarily for the purpose of trading; it is due to be settled within 12 months after the reporting period; or there is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period. All other liabilities are classified as non-current.

Deferred tax assets and liabilities are always classified as non-current.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. For the statement of cash flows presentation purposes, cash and cash equivalents also includes bank overdrafts, which are shown within borrowings in current liabilities on the statement of financial position.

Trade and Other Receivables

Trade receivables are initially recognised at fair value and subsequently measured at amortised cost using the effective interest method, less any allowance for expected credit losses. Trade receivables are generally due for settlement within 30 days.

Other receivables are recognised at amortised cost, less any allowance for expected credit losses.

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Derivative Financial Instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Associates

Associates are entities over which the consolidated entity has significant influence but not control or joint control. Investments in associates are accounted for using the equity method. Under the equity method, the share of the profits or losses of the associate is recognised in profit or loss and the share of the movements in equity is recognised in other comprehensive income. Investments in associates are carried in the statement of financial position at cost plus post-acquisition changes in the consolidated entity’s share of net assets of the associate. Goodwill relating to the associate is included in the carrying amount of the investment and is neither amortised nor individually tested for impairment. Dividends received or receivable from associates reduce the carrying amount of the investment.

When the consolidated entity’s share of losses in an associate equal or exceeds its interest in the associate, including any unsecured long-term receivables, the consolidated entity does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The consolidated entity discontinues the use of the equity method upon the loss of significant influence over the associate and recognises any retained investment at its fair value. Any difference between the associate’s carrying amount, fair value of the retained investment and proceeds from disposal is recognised in profit or loss.

Investments and Other Financial Assets

Investments and other financial assets are initially measured at fair value. Transaction costs are included as part of the initial measurement, except for financial assets at fair value through profit or loss. Such assets are subsequently measured at either amortised cost or fair value depending on their classification. Classification is determined based on both the business model within which such assets are held and the contractual cash flow characteristics of the financial asset unless an accounting mismatch is being avoided.

Financial assets are derecognised when the rights to receive cash flows have expired or have been transferred and the consolidated entity has transferred substantially all the risks and rewards of ownership. When there is no reasonable expectation of recovering part or all of a financial asset, its carrying value is written off.

Financial Assets at Amortised Cost

A financial asset is measured at amortised cost only if both of the following conditions are met: (i) it is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and (ii) the contractual terms of the financial asset represent contractual cash flows that are solely payments of principal and interest.

Financial Assets at Fair Value Through Profit or Loss

Financial assets not measured at amortised cost or at fair value through other comprehensive income are classified as financial assets at fair value through profit or loss. Typically, such financial assets will be either: (i) held for trading, where they are acquired for the purpose of selling in the short-term with an intention of making a profit, or a derivative; or (ii) designated as such upon initial recognition where permitted. Fair value movements are recognised in profit or loss.

Impairment of Financial Assets

The consolidated entity recognises a loss allowance for expected credit losses on financial assets which are either measured at amortised cost or fair value through other comprehensive income. The measurement of the loss allowance depends upon the consolidated entity’s assessment at the end of each reporting period as to whether the financial instrument’s credit risk has increased significantly since initial recognition, based on reasonable and supportable information that is available, without undue cost or effort to obtain.

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Where there has not been a significant increase in exposure to credit risk since initial recognition, a 12-month expected credit loss allowance is estimated. This represents a portion of the asset’s lifetime expected credit losses that is attributable to a default event that is possible within the next 12 months. Where a financial asset has become credit impaired or where it is determined that credit risk has increased significantly, the loss allowance is based on the asset’s lifetime expected credit losses. The amount of expected credit loss recognised is measured on the basis of the probability weighted present value of anticipated cash shortfalls over the life of the instrument discounted at the original effective interest rate.

For financial assets mandatorily measured at fair value through other comprehensive income, the loss allowance is recognised in other comprehensive income with a corresponding expense through profit or loss. In all other cases, the loss allowance reduces the asset’s carrying value with a corresponding expense through profit or loss.

Property, Plant and Equipment

Plant and equipment is stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation is calculated on a straight-line basis to write off the net cost of each item of property, plant and equipment (excluding land) over their expected useful lives as follows:

Plant and equipment	5-10 years

The residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each reporting date.

An item of property, plant and equipment is derecognised upon disposal or when there is no future economic benefit to the consolidated entity. Gains and losses between the carrying amount and the disposal proceeds are taken to profit or loss.

Exploration and Evaluation

Exploration and evaluation expenditure in relation to separate areas of interest for which rights of tenure are current is carried forward as an asset in the statement of financial position where it is expected that the expenditure will be recovered through the successful development and exploitation of an area of interest, or by its sale; or exploration activities are continuing in an area and activities have not reached a stage which permits a reasonable estimate of the existence or otherwise of economically recoverable reserves. Where a project or an area of interest has been abandoned, the expenditure incurred thereon is written off in the year in which the decision is made.

When production commences, the accumulated costs for the relevant area of interest are amortised over the life of the area according to the rate of depletion of the economically recoverable reserves.

A regular review is undertaken of each area of interest to determine the appropriateness of continuing to carry forward costs in relation to that area of interest.

Trade and Other Payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. Due to their short-term nature they are measured at amortised cost and are not discounted.

Borrowings

Loans and borrowings are initially recognised at the fair value of the consideration received, net of transaction costs. They are subsequently measured at amortised cost using the effective interest method.

The component of the convertible notes that exhibits characteristics of a liability is recognised as a liability in the statement of financial position, net of transaction costs.

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On the issue of the convertible notes the fair value of the liability component is determined using a market rate for an equivalent non-convertible bond and this amount is carried as a non-current liability on the amortised cost basis until extinguished on conversion or redemption. The increase in the liability due to the passage of time is recognised as a finance cost. The remainder of the proceeds are allocated to the conversion option that is recognised and included in shareholders equity as a convertible note reserve, net of transaction costs. The carrying amount of the conversion option is not remeasured in the subsequent years. The corresponding interest on convertible notes is expensed to profit or loss.

Finance Costs

Finance costs attributable to qualifying assets are capitalised as part of the asset. All other finance costs are expensed in the period in which they are incurred.

Employee Benefits

Short-Term Employee Benefits

Liabilities for wages and salaries, including non-monetary benefits, annual leave, long service leave and accumulating sick leave expected to be settled wholly within 12 months of the reporting date are measured at the amounts expected to be paid when the liabilities are settled. Non-accumulating sick leave is expensed to profit or loss when incurred.

Other Long-Term Employee Benefits

The liability for annual leave and long service leave not expected to be settled within 12 months of the reporting date are measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on high quality corporate bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Share-Based Payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees and advisors.

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is independently determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the consolidated entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Binomial or Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

Nova Minerals Ltd | Annual Report 2025 63

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

Market conditions are taken into consideration in determining fair value. Therefore any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the consolidated entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the consolidated entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

Fair Value Measurement

When an asset or liability, financial or non-financial, is measured at fair value for recognition or disclosure purposes, the fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; and assumes that the transaction will take place either: in the principal market; or in the absence of a principal market, in the most advantageous market.

Fair value is measured using the assumptions that market participants would use when pricing the asset or liability, assuming they act in their economic best interests. For non-financial assets, the fair value measurement is based on its highest and best use. Valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, are used, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Assets and liabilities measured at fair value are classified into three levels, using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. Classifications are reviewed at each reporting date and transfers between levels are determined based on a reassessment of the lowest level of input that is significant to the fair value measurement.

For recurring and non-recurring fair value measurements, external valuers may be used when internal expertise is either not available or when the valuation is deemed to be significant. External valuers are selected based on market knowledge and reputation. Where there is a significant change in fair value of an asset or liability from one period to another, an analysis is undertaken, which includes a verification of the major inputs applied in the latest valuation and a comparison, where applicable, with external sources of data.

Issued Capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Earnings per share

Basic Earnings Per Share

Basic earnings per share is calculated by dividing the profit attributable to the owners of Nova Minerals Limited, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the financial year.

Nova Minerals Ltd | Annual Report 2025 64

Diluted Earnings Per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

Goods and Services Tax (‘GST’) and Other Similar Taxes

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the tax authority. In this case it is recognised as part of the cost of the acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the tax authority is included in other receivables or other payables in the statement of financial position.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the tax authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

New Accounting Standards and Interpretations Not Yet Mandatory or Early Adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2025. The consolidated entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

Note 2. Critical Accounting Judgements, Estimates and Assumptions

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses.

Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Share-Based Payment Transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using either the Binomial or Black-Scholes model taking into account the terms and conditions upon which the instruments were granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity.

Nova Minerals Ltd | Annual Report 2025 65

Fair Value Measurement Hierarchy

The consolidated entity is required to classify all assets and liabilities, measured at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date; Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3: Unobservable inputs for the asset or liability. Considerable judgement is required to determine what is significant to fair value and therefore which category the asset or liability is placed in can be subjective.

The fair value of assets and liabilities classified as level 3 is determined by the use of valuation models. These include discounted cash flow analysis or the use of observable inputs that require significant adjustments based on unobservable inputs.

Estimation of Useful Lives of Assets

The consolidated entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortisation charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Exploration and Evaluation Costs

Exploration and evaluation costs have been capitalised on the basis that the consolidated entity will commence commercial production in the future, from which time the costs will be amortised in proportion to the depletion of the mineral resources. Key judgements are applied in considering costs to be capitalised which includes determining expenditures directly related to these activities and allocating overheads between those that are expensed and capitalised. In addition, costs are only capitalised that are expected to be recovered either through successful development or sale of the relevant mining interest. Factors that could impact the future commercial production at the mine include the level of reserves and resources, future technology changes, which could impact the cost of mining, future legal changes and changes in commodity prices. To the extent that capitalised costs are determined not to be recoverable in the future, they will be written off in the period in which this determination is made.

Nova Minerals Ltd | Annual Report 2025 66

Note 3. Operating Segments

Operating segment information is disclosed on the same basis as information used for internal reporting purposes

At regular intervals, the board is provided management information for the Company’s cash position, the carrying values of exploration permits and Company cash forecast for the next twelve months of operation. On this basis, the board considers the consolidated entity operates in one segment being exploration of minerals and two geographical areas, being Australia and United States. For the financial year ended 30 June 2024 the Canadian assets relate to the investment in associate and the exploration asset has been eliminated due to the deconsolidation.

Geographical Information

	Interest Income		Geographical Non-Current Assets
	30 June 2025	30 June 2024	30 June 2025	30 June 2024
	$	$	$	$

Australia	22,452	270,381	255,537	511,073
Canada	-	-	-	7,104,167
United States	152,585	245	102,911,778	96,152,078

	175,037	270,626	103,167,315	103,767,318

Note 4. Expenses

	Consolidated
	30 June 2025	30 June 2024
	$	$

Loss before income tax includes the following specific expenses:

Depreciation	519,631	592,385
Superannuation	1,073	894
Corporate and Consultants	2,680,374	1,264,728
Finance Charges	357,958	695,312

	3,559,036	2,553,319

Nova Minerals Ltd | Annual Report 2025 67

Note 5. Income Tax Benefit

	Consolidated
	30 June 2025	30 June 2024
	$	$

Numerical reconciliation of income tax benefit and tax at the statutory rate
Loss before income tax expense	(11,099,171)	(16,389,292)

Tax at the statutory tax rate of 25%	(2,774,793)	(4,097,323)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Impairment of Investment in Snow Lake Resources	802,897	2,206,047
Share-based payments	(315,372)	83,917
Impairment loss of financial assets	398,515	-
Share of profits(losses) - associates	-	215,558
Fair value loss on investments	63,884	-
Fair value loss on derivative liabilities	1,328,766	-

	(496,103)	(1,591,801)
Current year temporary differences not recognised	496,103	1,591,801

Income tax expense	-	-

	Consolidated
	30 June 2025	30 June 2024
	$	$

Tax losses not recognised
Unused tax losses for which no deferred tax asset has been recognised	43,419,161	41,434,748

Potential tax benefit @ 25%/21%	10,623,739	10,127,636

Under current legislation the tax losses cannot be carried forward indefinitely if control, ownership, or business nature changes. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the consolidated entity can utilise the benefits.

These tax losses are also subject to final determination by the taxation authorities when the company derives taxable income.

Nova Minerals Ltd | Annual Report 2025 68

The tax losses are subject to further review to determine if they satisfy the necessary legislative requirements under Income Tax legislation for carry forward and recoupment of tax losses.

Note 6. Current Assets – Cash and Cash Equivalents

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current Assets
Cash at bank	9,083,315	3,149,909

Note 7. Other Current Assets

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current Assets
Other receivable	-	104,868
Rent bond	-	-
Prepayments	247,846	288,987
GST (payable)/receivable	43,656	(65,061)

	291,502	328,794

The Company’s exposure to credit risk related to other receivables are disclosed in note 17.

Note 8. Investment in Associate

	Consolidated
	30 June 2025	30 June 2024
	$	$
Non-Current Assets
Investment in Snow Lake Resources	-	7,104,167

Reconciliation
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year are set out below:

Opening carrying amount	7,104,167	16,767,507
Disposal of Snow Lake Resources investment	(10,502,017)	-
Gain on sale of Snow Lake Resources investment	6,934,776	-
Share of Snow Lake Resources loss for period	-	(839,153)
Impairment of investment in Snow Lake Resources	(3,211,587)	(8,824,187)
Sale of investment costs	(325,339)	-

Closing carrying amount	-	7,104,167

Snow Lake Resources was an investment in associate of Nova Minerals Limited in the prior period. On 20 December 2024, Snow Lake Resources had a capital raise, which further diluted Nova’s shareholding to 11.63% and Nova was deemed to have lost significant influence. Upon discontinuation of equity accounting, the investment was to be accounted for at fair value, and an impairment amount of $3,211,587 was recognised. On 31 December 2024 Nova sold its entire investment of 6.6 million shares in Snow Lake Resources, realising A$10.85 million in gross proceeds.

Nova Minerals Ltd | Annual Report 2025 69

Note 9. Other Financial Assets at Fair Value Through Profit or Loss

	Consolidated
	30 June 2025	30 June 2024
	$	$
Non-Current Assets
Investments in Asra Minerals Limited at fair value	255,537	511,073

Investment in Alaska Asia Clean Energy Corp at fair value	205,887	205,887
Less: Provision for impairment (1)	(154,416)	-
	51,471	205,887

Loans granted to related parties note 23	-	62,226
Loan to Alaska Asia Clean Energy Corp *	1,919,526	1,150,135
Less: Provision for impairment (1)	(1,439,644)	-

	786,890	1,929,321

*This loan is recorded at fair value

1) A provision has been recognised in relation to a receivable held at fair value in accordance with AASB 9/ IFRS 9. However, management has assessed that the consolidated entity retains legally enforceable rights to the outstanding amount and considers the amount to be recoverable

	Consolidated
	30 June 2025	30 June 2024
	$	$

Reconciliation Investments at Fair Value
Reconciliation of the carrying amounts at the beginning and end of the current and previous financial year are set out below:
Opening balance	716,960	1,425,911
Addition
AX8 Shares	-	51,464
Asra Minerals Shares	-	125,000

Gain on Disposal
AX8 Shares	-	(51,464)

Movement in Fair Value
Asra Minerals Shares	(255,536)	(787,443)
Asra Minerals ASROB options	-	(46,508)

Closing fair value	461,424	716,960

The Investment in Asra Minerals Limited comprises shares and options held by the group measured at fair value. The group shareholding in Asra Minerals comprises 3.2% ownership.

Nova Minerals Ltd | Annual Report 2025 70

Note 10. Property, Plant and Equipment

	Consolidated
	30 June 2025	30 June 2024
	$	$
Non-Current Assets
Plant and equipment - at cost	4,539,525	4,385,521
Less: Accumulated depreciation	(2,294,825)	(1,769,441)

	2,244,700	2,616,080

Reconciliations

	Consolidated
	30 June 2025	30 June 2024
	$	$

Opening balance	2,616,080	3,025,170
Additions	111,563	176,113
Foreign exchange movement	36,688	7,182
Depreciation expense	(519,631)	(592,385)

Carrying amount at end of period	2,244,700	2,616,080

All property plant and equipment stated under the historical cost convention

Note 11. Exploration and Evaluation

	Consolidated
	30 June 2025	30 June 2024
	$	$
Non-Current Assets
Exploration and evaluation expenditure – At cost	100,135,725	92,117,750

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial year are set out below:

	Consolidated
	30 June 2025	30 June 2024
	$	$

Opening balance	92,117,750	81,080,075
Additions	6,978,760	10,974,363
Revaluation due to foreign exchange	1,039,215	63,312

Carrying amount at end of year	100,135,725	92,117,750

Note 12. Trade and Other Payables

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current Liabilities
Trade and Other Payables	2,686,276	1,804,042

Nova Minerals Ltd | Annual Report 2025 71

Note 13. Convertible Notes

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current Liabilities
Financial derivative liability	-	384,500
Financial liability	-	1,021,490

	-	1,405,990
Non-Current liabilities
Financial liability	-	5,652,257

	-	7,058,247

Reconciliations

Reconciliation of convertible note since inception to 30 June 2025 is set out below:

	Consolidated
	30 June 2025	30 June 2024
	$	$
The initial recognition of the financial liability and derivative was:
Financial derivative liability	384,500	250,921
Financial liability	6,673,747	6,281,411

	7,058,247	6,532,332
Movement to 30 June 2025
Loss/(gain) on financial derivative	5,315,063	(624,654)
Amortization of financial liability	324,962	577,961
Financial liability movement	-	428,333
Foreign exchange movement	359,725	226,908
Option fee	-	(82,633)
Interest expense	18,293	-
Issued share capital	(13,076,290)	-
	(7,058,247)	525,915

	-	7,058,247

On September 19, 2024, Nova entered into a Variation Agreement (the “September 2024 Variation Agreement”) with Nebari to amend certain terms of the Nebari loan facility. The terms of the September 2024 Variation Agreement which were approved by shareholders at the Annual General Meeting of the Company held on November 14, 2024, are that Nova have the option (but not the obligation) to extend the repayment date of the facility by 12 months to November 29, 2026, and the conversion price of the facility was reduced to A$0.25.

On December 20, 2024, Nova gave notice to take up the option to extend the repayment date of the facility to November 29, 2026. In addition, the September 2024 Variation Agreement provides that the financial covenant under the convertible loan facility requiring Nova to maintain a minimum month-end consolidated cash balance of at least US$2,000,000 was reduced to A$1,000,000. Due to the extension of the term on the loan facility, reduction in financial covenant and conversion price it was determined to be a substantial modification, in accordance with AASB 9 (IFRS 9), resulting in the previous financial instruments associated being extinguished and a new financial instrument being recognized at fair value.

Nova Minerals Ltd | Annual Report 2025 72

During the period, 35,007,644 ordinary shares were issued to Nebari pursuant to the conversion of the convertible note at a conversion price of A$0.25 per share. At the date of conversion, the value of the convertible note liability being extinguished is valued at $13,076,290, representing fair value adjustments in accordance with AASB 9 Financial Instruments. The difference in value between the conversion to issued capital and the convertible note extinguishment has been recognised in equity.

Note 14. Issued Capital

	Consolidated
	30 June 2025	30 June 2025	30 June 2024	30 June 2024
	Shares	$	Shares	$

Issued capital	322,997,417	175,005,653	215,056,881	150,346,596
Share issue costs	-	(7,969,374)	-	(6,374,026)

	322,997,417	167,036,279	215,056,881	143,972,570

	June 2025	June 2025	June 2024	June 2024
Ordinary share - Issued and fully paid	No	$	No	$

At the beginning of the period	215,056,881	143,972,570	210,889,961	142,986,671
- Contributions of equity	56,880,000	8,472,091	4,166,669	1,000,005
- Shares issued on conversion of options	14,460,420	2,787,281	251	176
- Shares issued for services rendered	1,592,472	323,395	-	-
- Shares issued for conversion of Nebari convertible debt	35,007,644	13,076,290	-	-
- Share issue costs – share based payments note 28	-	(180,890)	-	-
- Share issue costs - cash payments	-	(1,414,459)	-	(14,282)

Closing balance	322,997,417	167,036,279	215,056,881	143,972,570

Ordinary Shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital Risk Management

The consolidated entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Note 15. Share Based-Payment Reserves

	Consolidated
	30 June 2025	30 June 2024
	$	$

Share-based payments reserve	7,981,298	9,061,897

Share-based payments reserve

The reserve is used to recognise the value of equity benefits provided to employees and directors as part of their remuneration, and other parties as part of their compensation for services.

Nova Minerals Ltd | Annual Report 2025 73

Movements in reserves

Movements in each class of reserve during the financial years are set out below:

	Consolidated
	30 June 2025	30 June 2024
	$	$

Opening balance	9,061,897	8,726,228
Options expense in period (note 28)	(1,261,489)	798,798
Performance rights granted (note 28)	-	(463,129)
Broker options (note 28)	180,890	-

Closing balance	7,981,298	9,061,897

Note 16. Non-Controlling Interest

	Consolidated
	30 June 2025	30 June 2024
	$	$

Issued capital	7,357,911	7,357,911
Reserves	781,019	693,023
Accumulated losses	(445,985)	(362,449)

	7,692,945	7,688,485

As of the 30 June 2025 the non-controlling interest is 15% (30 June 2024: 15%) equity holding in AKCM Pty Ltd.

Nova Minerals Ltd | Annual Report 2025 74

Note 17. Financial Instruments

The consolidated entity activities expose it to a variety of financial risks, market risk, credit risk and liquidity risk.

The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects of the financial performance of the entity.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange risk, interest rates and equity prices will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

The consolidated entity operates internationally and therefore there is exposure to foreign exchange risk arising from currency exposures. The consolidated entity holds investments in Asra Minerals Ltd (ASX: ASR) and Alaska Asian Clean Energy Corp which are exposed to security price risk. The objective of market risk management associated with equity security price is to manage and control market risk exposures within acceptable parameters. The consolidated entity is not exposed to commodity price risk as the consolidated entity is still carrying out exploration.

Interest Rate Risk

Interest rate risk arises from investment of cash at variable rates. The consolidated entity income and operating cash flows are not materially exposed to changes in market interest rates. At the reporting date, the interest rate profile of the Company’s interest-bearing financial instruments was:

	Consolidated
	30 June 2025	30 June 2024
	$	$

Variable Rate Instruments
Cash and cash equivalents	9,083,315	3,149,909

Interest rate risk arises from investment of cash at variable rates. The Company’s income and operating cash flows are not materially exposed to changes in market interest rates.

An increase of 100 basis points (decrease of 100 basis points) in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts presented below. This analysis assumes that all other variables remain constant. The analysis was performed on the same basis for June 2025. The following table summarises the sensitivity of the Company’s financial assets (cash) to interest rate risk:

		Profit or Loss	Profit or Loss
	Carrying Amount	100 bp Increase	100 bp Decrease
	$	$	$

30 June 2025
Variable rate instruments
Cash and cash equivalents	9,083,315	90,833	(90,833)

30 June 2024
Variable rate instruments
Cash and cash equivalents	3,149,909	31,499	(31,499)

Nova Minerals Ltd | Annual Report 2025 75

Foreign Currency Risk

The consolidated entity undertakes certain transactions denominated in foreign currency and is exposed to foreign currency risk through foreign exchange rate fluctuations. Foreign exchange risk arises from future commercial transactions denominated in a currency that is not the entity’s functional currency.

The average exchange rates and reporting date exchange rates applied were as follows:

	Average Exchange Rates		Reporting Date Exchange Rates
	30 June 2025	30 June 2024	30 June 2025	30 June 2024

Australian dollars
US Dollars	0.6408	0.6556	0.6550	0.6624

Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.

The Company has no significant concentration of credit risk. Credit risk arises from cash and cash equivalents held with the bank and financial institutions and receivables due from other entities. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted.

The maximum exposure to credit risk is the carrying amount of the financial asset. The maximum exposure to credit risk at the reporting date was:

	Consolidated
	30 June 2025	30 June 2024
	$	$

Cash and cash equivalents	9,083,315	3,149,909
BAS Receivables (Payables)	43,656	(65,061)

	9,126,971	3,084,848

Liquidity Risk

Liquidity risk is the risk that the consolidated entity will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s liquidity risk arises from operational commitments. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. Management aims at maintaining flexibility in funding by regularly reviewing cash requirements and monitoring forecast cash flows.

The following are the contractual maturities of financial liabilities:

	Weighted Average Interest Rate	6 Months or Less	6 to 12 Months	Between 2 and 5 Years	Over 5 Years	Total Contractual Cash Flows
Consolidated - 30 June 2025%		$	$	$	$	$

Non-derivatives
Non-interest bearing
Trade and other payables	-	2,686,276	-	-	-	2,686,276
Total non-derivatives		2,686,276	-	-	-	2,686,276

Nova Minerals Ltd | Annual Report 2025 76

	Weighted Average Interest Rate	6 Months or Less	6 to 12 Months	Between 2 and 5 Years	Over 5 Years	Total Contractual Cash Flows
Consolidated - 30 June 2024%		$	$	$	$	$

Non-derivatives
Non-interest bearing
Trade payables	-	1,804,042	-	-	-	1,804,042

Interest-bearing
Financial liability	11.39%	-	678,395	5,995,352	-	6,673,747
Total non-derivatives		1,804,042	678,395	5,995,352	-	8,477,789

Derivatives
Financial derivative liability	-	-	384,500	-	-	384,500
Total derivatives		-	384,500	-	-	384,500

Fair Value

The carrying amount of the financial assets and financial liabilities recorded in the financial statements represent their respective net fair value determined in accordance with the accounting policies.

Capital Management

The Company’s policy in relation to capital management is for management to regularly and consistently monitor future cash flows against expected expenditures for a rolling period of up to 12 months in advance. The Board determines the Company’s need for additional funding by way of either share placements or loan funds depending on market conditions at the time. Management defines working capital in such circumstances as its excess liquid funds over liabilities, and defines capital as being the ordinary share capital of the Company. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to externally imposed capital requirements.

Note 18. Fair Value Measurement

The following tables detail the consolidated entity’s assets and liabilities, measured or disclosed at fair value, using a three-level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date – Investments at fair value – Listed shares in Asra Minerals Limited

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly – Investments at fair value – Unlisted shares in Alaska Asia Clean Energy Corporation

Level 3: Unobservable inputs for the asset or liability

	Level 1	Level 2	Level 3	Total
Consolidated - 30 June 2025	$	$	$	$

Assets
Investments at fair value	255,537	51,471	-	307,008
Total assets	255,537	51,471	-	307,008

	Level 1	Level 2	Level 3	Total
Consolidated - 30 June 2024	$	$	$	$

Assets
Investments at fair value	511,073	205,887	-	716,960
Total assets	511,073	205,887	-	716,960

Liabilities
Financial derivative liability	384,500	-	-	384,500
Total liabilities	384,500	-	-	384,500

Nova Minerals Ltd | Annual Report 2025 77

Valuation Techniques

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Derivative financial instruments have been valued using quoted market rates. This valuation technique maximises the use of observable market data where it is available and relies as little as possible on entity specific estimates.

Note 19. Key Management Personnel Disclosures

The aggregate compensation made to directors and other members of key management personnel of the consolidated entity is set out below:

	Consolidated
	30 June 2025	30 June 2024
	$	$

Short-term employee benefits	1,061,249	925,269
Share-based payments	(543,090)	240,420

	518,159	1,165,689

Nova Minerals Ltd | Annual Report 2025 78

Note 20. Remuneration of Auditors

During the financial year the following fees were paid or payable for services provided by RSM Australia Partners and Grassi & Co., CPAs, P.C., the auditors of the company:

	Consolidated
	30 June 2025	30 June 2024
	$	$

Audit Services - RSM Australia Partners
Audit or review of the financial statements	95,600	80,000

Other Services - RSM Australia Partners
Preparation of the tax return	26,350	29,550

Other Services - RSM USA
Preparation of the tax return	1,639	2,950

	123,589	112,500

	Consolidated
	30 June 2025	30 June 2024
	$	$

Audit Services – Grassi & Co
Audit and review of the financial statements	279,838	261,222
Review associated with the US listing	119,889	115,567

	399,727	376,789

RSM Australia Partners is responsible for reporting on the ASX and Grassi & Co., CPAs, P.C. is responsible for reporting on the NASDAQ.

Note 21. Capital Commitments – Property. Plant and Equipment

The Consolidated entity had no capital commitments for property, plant and equipment as at 30 June 2025 and 30 June 2024.

Note 22. Contingent Liabilities

There are no contingent liabilities that the consolidated entity has become aware of at 30 June 2025 and 30 June 2024.

Note 23. Related Party Transactions

Parent entity

Nova Minerals Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in Note 25.

Nova Minerals Ltd | Annual Report 2025 79

Key management personnel

Disclosures relating to key management personnel are set out in Note 19 and the remuneration report included in the directors’ report.

The following transactions occurred with related parties:

Loans to/from related parties

The following balances are outstanding at the reporting date in relation to loans with related parties:

	Consolidated
	30 June 2025	30 June 2024
	$	$

Current Receivables:
Snow Lake Resources other receivable	-	100,000

Non-Current Receivables:
Loan to Rotor X	-	62,226

Terms and conditions

All transactions were made on normal commercial terms and conditions and at market rates

Note 24. Parent Entity Information

Set out below is the supplementary information about the parent entity.

Statement of profit or loss and other comprehensive income

	Parent
	30 June 2025	30 June 2024
	$	$

Loss after income tax	(9,965,292)	(15,166,025)

Total comprehensive loss	(9,965,292)	(15,166,025)

Statement of financial position

	Parent
	30 June 2025	30 June 2024
	$	$

Total current assets	572,229	3,170,822

Total assets	109,817,618	105,439,276

Total current liabilities	650,727	2,637,947

Total liabilities	650,727	8,290,204

Equity
Issued capital	167,036,278	143,972,569
Share-based payments reserve	7,981,298	9,061,897
Accumulated losses	(65,850,685)	(55,885,394)

Total equity	109,166,891	97,149,072

Nova Minerals Ltd | Annual Report 2025 80

Contingent liabilities

The parent entity had no contingent liabilities as at 30 June 2025 and 30 June 2024.

Capital commitments - Property, plant and equipment

The parent entity had no capital commitments for property, plant and equipment as at 30 June 2025 and 30 June 2024.

Significant accounting policies

The accounting policies of the parent entity are consistent with those of the consolidated entity, as disclosed in note 1.

Note 25. Interests in Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries with non-controlling interests in accordance with the accounting policy described in note 1:

			Parent		Non-Controlling Interest
	Principal Place of Business /		Ownership Interest	Ownership Interest	Ownership Interest	Ownership Interest
Name	Country of Incorporation	Class of Shares	30 June 2025	30 June 2024	30 June 2025	30 June 2024
			%	%	%	%
AKCM (Aust) Pty Ltd*	Australia	Ordinary	85.00%	85.00%	15.00%	15.00%
AK Operations LLC	USA	Ordinary	100.00%	100.00%	-	-
AK Custom Mining LLC	USA	Ordinary	100.00%	100.00%	-	-
Alaska Range Resources LLC	USA	Ordinary	100.00%	100.00%	-	-

*AKCM (Aust) Pty Ltd is the immediate parent of AK Operations LLC and AK Custom Mining LLC.

Nova Minerals Ltd | Annual Report 2025 81

Summarised financial information

Summarised financial information of subsidiaries with non-controlling interests that are material to the consolidated entity are set out below:

	AKCM (Aust) Pty Ltd
	30 June 2025	30 June 2024
	$	$

Summarised statement of financial position
Current assets	102,450	111,502
Non-current assets	102,250,175	94,603,581

Total assets	102,352,625	94,715,083

Current liabilities	-	59,373

Total liabilities	-	59,373

Net assets/(liabilities)	102,352,625	94,655,710

Summarised statement of profit or loss and other comprehensive income
Revenue	-	245
Expenses	(556,908)	(707,872)

Loss before income tax expense	(556,908)	(707,627)
Income tax expense	-	-

Loss after income tax expense	(556,908)	(707,627)

Other comprehensive income/(loss)	586,637	52,550

Total comprehensive income/(loss)	29,729	(655,077)

Statement of cash flows
Net cash used in operating activities	(2,974)	(38,326)
Net cash used in investing activities	(3,225)	(1,665,045)

Net increase/(decrease) in cash and cash equivalents	(6,199)	(1,703,371)

Other financial information
Loss attributable to non-controlling interests	(83,536)	(106,181)
Total comprehensive Income/(loss) attributable to non-controlling interests
	4,459	(98,299)
Accumulated non-controlling interests at the end of reporting period	(514,541)	(431,005)

Nova Minerals Ltd | Annual Report 2025 82

Note 26. Reconciliation of Loss After Income Tax to Net Cash Used in Operating Activities

	Consolidated
	30 June 2025	30 June 2024
	$	$

Loss after income tax expense for the year	(11,099,171)	(16,389,292)

Adjustments for:
Fair value gain on investments	255,537	833,951
Amortisation of financial liability	324,962	577,961
Depreciation	519,631	592,385
Impairment loss of financial assets	1,594,060	-
Share Based Payments	(1,261,489)	-
Loss on derivative liabilities (Note 13)	5,315,063	335,669
Fair value loss on derivative liability	62,226	(624,654)
Foreign exchange movement on financial liability	359,725	226,908
Gain from sale of investment	(6,934,776)	(51,464)
Impairment of Investment in Snow Lake Resources	3,211,587	8,824,187
Share of loss – associates	-	839,153
Foreign exchange gain intercompany loans	(87,888)	209,545

Change in operating assets and liabilities:
Increase/(Decrease) in trade and other receivables	(37,292)	160,561
Increase in trade and other payables	137,446	798,322

Net cash used in operating activities	(7,640,379)	(3,666,768)

Note 27. Earnings/(Loss) per share

	Consolidated
	30 June 2025	30 June 2024
	$	$

Loss after income tax	(11,099,171)	(16,389,292)
Non-controlling interest	83,536	106,181

Loss after income tax	(11,015,635)	(16,283,111)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	287,532,079	211,477,929

Weighted average number of ordinary shares used in calculating diluted earnings per share	287,532,079	211,477,929

Nova Minerals Ltd | Annual Report 2025 83

	Cents	Cents

Basic earnings/(loss) per share	(3.83)	(7.70)
Diluted earnings/(loss) per share	(3.83)	(7.70)

As of the 30 June 2025 there were 29,697,866 outstanding unlisted options (2024: 23,578,766) that would be included in the diluted calculation as they have an anti-dilutive impact.

Note 28. Share-Based Payments

From time to time, the Group provides Incentive Options and Performance Rights to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of options or rights granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required. During the period the following share-based payments have been recognised:

Share-based payments

During the period, the following share-based payments have been granted:

	Consolidated
	30 June 2025	30 June 2024
	$	$

Recognised in profit & loss :
Director options (1 & 2)	(867,273)	549,174
Consultant options (1 & 3)	(394,216)	249,624
Total options granted	(1,261,489)	798,798

Performance Rights
Performance rights	-	(463,129)

Total	(1,261,489)	335,669

	Consolidated
	30 June 2025	30 June 2024
	$	$

Recognised in equity:
Broker Options on or before 25 July 2028 (1 & 4)	112,792	-
Broker Options on or before 24 September 2029 (1 & 5)	68,098	-

	180,890	-

Nova Minerals Ltd | Annual Report 2025 84

Options Expense

1.	For the options expensed during the current financial year, the directors reassessed the probability of achieving the vesting condition of meeting $1 billion project valuation in a pre-feasibility study (PFS) before 30 November 2025 and determined that a revaluation was necessary. The valuation model inputs used to determine the fair value at the grant date, are as follows:

	2. Director Options	3. Consultants Options

Recognised in	Profit & Loss	Profit & Loss
Grant date	29/11/2022	29/11/2022
Number of options issued	5,750,000	2,500,000
Expiry date	30/11/2025	30/11/2025
Vesting date	31/03/2023	31/03/2023
Share price at grant date	0.66	0.66
Exercise Price	1.20	1.20
Expected Volatility	90%	90%
Risk-Free Interest Rate	3.24%	3.24%
Trinomial step	200	200
Early exercise factor	2.50	2.50
Underlying fair value at grant date	0.299	0.299
The total share-based payment expense recognised from the amortisation as of the 30 June 2024 for the issued options	549,174	249,624
Vesting terms	Continuous employment and, $1bn project valuation	Continuous employment and, $1bn project valuation

	4. Broker Options	5. Broker Options

Recognised in	Equity	Equity
Grant date	24/07/2024	24/09/2024
Number of options issued	1,425,000 (23,750 Nasdaq equivalent)	1,419,000 (23,650 Nasdaq equivalent)
Expiry date	25/07/2028	25/03/2029
Vesting date	24/07/2024	24/09/2024
Share price at grant date	6.92 (USD)	5.00 (USD)
Exercise Price	10.37 (USD)	9.80 (USD)
Expected Volatility	85%	85%
Risk-Free Interest Rate	4.12%	3.49%
Trinomial step	200	200
Early exercise factor	2	2
Underlying fair value at grant date	2.85 (USD)	1.97 (USD)
Fair Value	74,386 (USD)	23,650 (USD)
Fair Value	112,792 (AUD)	68,098 (AUD)

Nova Minerals Ltd | Annual Report 2025 85

Option movement June 2025

Set out below are movements in options on issue over ordinary shares of Nova Minerals Limited during the 30 June 2025 financial year:

Exercise period	Exercise price	Beginning balance	Issued	Exercised	Lapsed	Ending balance

On or before 30 November 2025	1.20	8,250,000	-	-	-	8,250,000
On or before 30 November 2024	1.10	13,614,264	-	-	(13,614,264)	-
On or before 16 January 2026	0.91	1,714,286	-	-		1,714,286
On or before 30 June 2025	1.00	216	-	-	(216)	-
On or before 25 July 2029 (Quoted in the USA)*	0.1806	-	31,350,000	(14,460,420)	-	16,889,580
On or before 25 July 2028 (Unquoted in the USA)*	0.2580	-	1,425,000	-	-	1,425,000
On or before 24 September 2029 (Unquoted in the USA)*	0.183	-	1,419,000	-	-	1,419,000
Total		23,578,766	34,194,000	(14,460,420)	(13,614,480)	29,697,866

*Nasdaq options are quoted on a 60 to 1 basis.

The weighted average year remaining contractual life

The weighted average number of years remaining for the contractual life for share-based payment options outstanding as of the 30 June 2025 was 2.81 years (2024: 0.85 years).

The weighted average exercise price

The weighted average exercise price for the share-based payment options outstanding as at 30 June 2025 was $0.51 (2024: $1.12).

The average share price for the 30 June 2025 financial year was $0.26 (30 June 2024: $0.26)

Performance rights

During the June 2022 Financial year the Company issued 24 million performance rights (2.4 million post-consolidation) to three directors. The terms of the performance rights issued were disclosed in the annual general meeting notice announced 22 October 2021. The performance rights are long-term incentives to offer conditional rights to fully paid ordinary shares in the Company upon satisfaction of vesting criteria over the vesting periods for no cash consideration. Fair value has been measured using the share price at grant date.

Nova Minerals Ltd | Annual Report 2025 86

Class of Performance	Applicable	Lapse	Rights
Rights	Milestone	Date	Issued

Class A Performance Rights	Completion of either a pre-feasibility study or a definitive feasibility study of the Korbel Main deposit that demonstrates at the time of reporting that extraction is reasonably justified and economically mineable indicating an internal rate of return to the Company of greater than 20% and an independently verified JORC classified mineral reserve equal to or greater than 1,500,000 oz Au with an average grade of not less than 0.4g/t for not less than 116Mt.	5 years from issue	600,000
Class B Performance Rights	Completion of the first gold pour (defined as a minimum quantity of 500 oz.) from the Korbel Main deposit.	5 years from issue	600,000
Class C Performance Rights	Achievement of an EBITDA of more than $20m in the second half-year reporting period following the commencement of commercial operations at the Korbel Main deposit.	5 years from issue	1,200,000

Note 29. Events After the Reporting Period

The following events and transactions occurred subsequent to 30 June 2025:

●	On 16 July 2025 the Company announced the closing of an underwritten public offering of 1,200,000 American Depository Shares (“ADS”), with an ADS to-ordinary-share ratio of 1 to 60 (Comprising of 72,000,000 ordinary shares), at a price to the public of US$9.25 per ADS, for gross proceeds of US$11,100,000, before deducting underwriting discounts and offering expenses. On 17 July 2025 the Company’s underwriters also partially exercised their over-allotment option to purchase an additional 108,400 ADSs (Comprising of 6,504,000 ordinary shares) at the public offering price of US$9.25 per ADS for additional gross proceeds of US$1,002,700. As a result, the gross proceeds of the Company’s public offering, including the proceeds from the exercise of the over-allotment option, totalled US$12,102,700, before deducting underwriting discounts and offering expenses.

●	No other matter or circumstance has arisen since 30 June 2025 that has significantly affected, or may significantly affect the Consolidated Entity’s operations, the results of those operations, or the Consolidated Entity’s state of affairs in future financial years.

Note 30. Consolidated Entity Disclosure Statement

		Place formed /	Ownership interest
Entity name	Entity type	Country of incorporation	%	Tax residency

Nova Minerals Limited	Body corporate	Australia	-	Australia
AKCM (Aust) Pty Ltd *	Body corporate	Australia	85.00%	Australia
AK Operations LLC	Body corporate	USA	100.00%	USA
AK Custom Mining LLC	Body corporate	USA	100.00%	USA
Alaska Range Resources LLC	Body corporate	USA	100.00%	USA

*ACKM (AUS) Pty Ltd is the immediate parent of AK Operations LLC and AK Custom Mining LLC.

Nova Minerals Ltd | Annual Report 2025 87

Director’s Declaration

In the Directors’ opinion:

●	The attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	The attached financial statements and notes comply with International Financial Reporting Standards as issued by the International Accounting Standards Board as described in note 1 to the financial statements;

●	The attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 30 June 2025 and of its performance for the financial year ended on that date;

●	There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

●	The information disclosed in the Consolidated Entity Disclosure Statement required by subsection (3A) is true and correct.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

_____________________________

Richard Beazley

Chairman

17 September 2025

Nova Minerals Ltd | Annual Report 2025 88

Independent Auditor’s Report

RSM Australia Partners

Level 27, 120 Collins Street Melbourne VIC 3000

PO Box 248 Collins Street West VIC 8007

T +61 (0) 3 9286 8000

F +61 (0) 3 9286 8199

www.rsm.com.au

INDEPENDENT AUDITOR’S REPORT

To the Members of Nova Minerals Limited

REPORT ON THE AUDIT OF THE FINANCIAL REPORT

Opinion

We have audited the financial report of Nova Minerals Limited. (the Company) and its subsidiaries (the consolidated entity), which comprises the consolidated statement of financial position as at 30 June 2025, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes to the financial statements, including material accounting policy information, the consolidated entity disclosure statement and the directors’ declaration.

In our opinion the accompanying financial report of the consolidated entity is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2025 and of its financial performance for the year then ended; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001.

Basis for Opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Report section of our report. We are independent of the consolidated entity in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including independence standards) (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of the Company, would be in the same terms if given to the directors as at the time of this auditor’s report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Nova Minerals Ltd | Annual Report 2025 89

Key Audit Matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report of the current period. These matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matter	How our audit addressed this matter
Capitalisation & Impairment of exploration and evaluation assets Refer to Note 11 in the financial statements

At 30 June 2025, the consolidated entity held capitalised exploration and evaluation assets (“E&E Assets”) totalling $100,135,725, representing approximately 88% of total assets at that date.

We identified the carrying amount of these assets as a key audit matter under AASB 6 Exploration for and Evaluation of Mineral Resources, due to the significant management judgements involved. These include:

●    Assessing whether exploration and evaluation expenditure can be associated with the discovery of specific mineral resources, and the basis for allocating such expenditure to an area of interest in accordance with AASB 6;

●    Evaluating the consolidated entity’s ability and intention to continue exploration in the relevant areas;

●    Identifying and assessing any indicators of impairment, and determining the nature and extent of any resulting impairment losses;

●    Determining whether exploration activities have progressed to a stage where the existence of an economically recoverable reserve may be reasonably established.

There is also a risk that costs capitalised during the financial year may not meet the recognition criteria set out in AASB 6.

Our audit procedures included:

●    Obtaining evidence that the consolidated entity holds valid rights to explore in the specific areas of interest;

●    Critically assessing and evaluating management’s conclusion that no indicators of impairment existed;

●    Agreeing a sample of additions to capitalised exploration and evaluation assets to supporting documentation, to confirm they were capitalised in accordance with the consolidated entity’s accounting policy and the recognition and measurement criteria of AASB 6;

●    Holding discussions with, and making enquiries of, the consolidated entity’s management team, and reviewing ASX announcements and other relevant documentation;

●    Confirming the consolidated entity’s intention to continue significant exploration and evaluation activities in the relevant areas, through management enquiries, assessment of future cash flow forecasts, and review of the consolidated entity’s business and financial strategy; and

●   Confirming that management has not resolved to discontinue activities in the specific areas of interest.

Nova Minerals Ltd | Annual Report 2025 90

Key Audit Matters (continued)

Key Audit Matter	How our audit addressed this matter
Convertible notes Refer to Note 13 in the financial statements

Nova previously entered into a convertible loan note whereby they have access to draw down up to USD $7,000,000.

During the financial year there were two addendums to the agreement which resulted in extension to the facility term. On 8 Jan 2025, the full outstanding balance of the convertible loan note has been converted into 35,007,644 ordinary shares.

The numerous conditions and variable elements of the note, along with the financial model used by management to value the instrument, was considered complex.

There is a risk that the note and its conversion has not been valued correctly and the accounting is not in accordance with AASB 9 Financial Instruments.

Our audit procedures included:

●    Ensuring all terms of the agreement have been appropriately included in the valuation model;

●    Performing substantive testing to verify the accuracy of the valuation model used by the entity, including the inputs, assumptions, and discount rates applied;

●    Obtaining and reviewed the addendums to the agreement to understand the key changes; and

●    Obtaining conversion notice to verify the loan was extinguished and reviewed management’s accounting journal to account for the settlement of the loan, including reviewing relevant issue of capital announcement to verify the quantity of shares being issued.

Sale of investment in Snow Lake Resources Refer to Note 8 in the financial statements

Nova previously held 6.6 million shares in Snow Lake Resources, which were equity accounted for in the financial statements.

During the year, Nova’s shareholding in Snow Lake decreased, resulting in the loss of significant influence in accordance with the criteria outlined in AASB 128 Investments in Associates. Consequently, the equity accounting treatment was derecognised, and the investment was subsequently recognised at fair value.

On 31 December 2024, Nova sold its entire shareholding in Snow Lake on the open market, leading to the derecognition of the investment as of that date.

We identified the sale of the investment in Snow Lake as a key audit matter, due to the materiality and complexity of the transaction.

Our audit procedures included:

●    Reviewing the accounting of derecognition, sale of shares and agreed the proceeds to bank statements;

●    Recalculating the loss on disposal based on supporting documentation; and

●    Reviewing the accuracy of disclosures included within the financial statements.

Nova Minerals Ltd | Annual Report 2025 91

Key Audit Matters (continued)

Going concern Refer to Note 1 in the financial statements

As disclosed in the financial statements, the consolidated entity incurred a net loss after tax of $11,099,171 and experienced net cash outflows from operating activities of $7,640,379 for the year ended 30 June 2025.

These factors raise doubt regarding the consolidated entity’s ability to continue as a going concern, and therefore, whether it will be able to realise its assets and discharge its liabilities in the normal course of business and at the amounts stated in the financial report.

We identified the assessment of going concern as a key audit matter, due to the significant judgements involved in preparing the cash flow budget and the potentially material impact of the outcomes of management’s assessment.

Our audit procedures included:

●    Reviewing the current financial position of consolidated entity;

●    Reviewing managements’ forecasts for the expected results for the twelve months from the date of signing the financial statements, including assessing the accuracy and the assumptions used;

●    Understanding the funding options available to the consolidated entity;

●    Comparing assumptions with historical performance trends, ASX announcement, and post-balance sheet events; and

●    Reviewing if appropriate disclosure have been made in relating to the circumstances surrounding going concern.

Other Information

The directors are responsible for the other information. The other information comprises the information included in the consolidated entity’s annual report for the year ended 30 June 2025, but does not include the financial report and the auditor’s report thereon.

Our opinion on the financial report does not cover the other information and accordingly we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Directors for the Financial Report

The directors of the Company are responsible for the preparation of:

a.	the financial report (other than the consolidated entity disclosure statement) that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001; and

b.	the consolidated entity disclosure statement that is true and correct in accordance with the Corporations Act 2001, and for such internal control as the directors determine is necessary to enable the preparation of:

i.	the financial report (other than the consolidated entity disclosure statement) that gives a true and fair view and is free from material misstatement, whether due to fraud or error; and

ii.	the consolidated entity disclosure statement that is true and correct and is free of misstatement, whether due to fraud or error.

Nova Minerals Ltd | Annual Report 2025 92

Responsibilities of the Directors for the Financial Report (continued)

In preparing the financial report, the directors are responsible for assessing the ability of the consolidated entity to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the consolidated entity or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the Audit of the Financial Report

Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this financial report.

A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: https://www.auasb.gov.au/admin/file/content102/c3/ar1_2020.pdf This description forms part of our auditor’s report.

Report on the Remuneration Report

Opinion on the Remuneration Report

We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2025.

In our opinion, the Remuneration Report of Nova Minerals Limited, for the year ended 30 June 2025, complies with section 300A of the Corporations Act 2001.

Responsibilities

The directors of the Company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

RSM AUSTRALIA PARTNERS

A L WHITTINGHAM

Partner

Dated: 17 September 2025

Melbourne, Victoria

Nova Minerals Ltd | Annual Report 2025 93

Nova Minerals Ltd | Annual Report 2025 94

Additional Information for ASX Listed Companies

In accordance with ASX Listing Rule 4.10, the Company provides the following information to shareholders not elsewhere disclosed in this Annual Report. The following additional information is required under the ASX Listing Rules and is current as of 11 September 2025. (Reporting Date)

Corporate Governance Statement

The Company has prepared a Corporate Governance Statement which sets out the corporate governance practices that were in operation throughout the financial year for the Company. In accordance with ASX Listing Rule 4.10.3, the Corporate Governance Statement will be available for review on the Company’s website (www.novaminerals.com.au), and will be lodged with the ASX at the same time that this Annual Report is lodged with ASX.

Capital Structure

Security	Number
Fully Paid Ordinary Shares	401,501,417
Unlisted - Unl Opt @ $0.91 Exp 16/01/2026	1,714,286
Unlisted - Unl Opt @ $1.20 Exp 30/11/2025	8,250,000
Performance Rights – Various Vesting Conditions	2,400,000
Unquoted warrants exercisable for NASDAQ (quoted on NASDAQ)	16,889,580
Unquoted underwriter warrants	1,425,000
Unquoted underwriter warrants	1,419,000

Distribution Schedule

In accordance with ASX Listing Rule 4.10.7, the security holder distribution schedules for fully paid ordinary shares is detailed below:

Holding Ranges	Securities	% of Share Capital	No. of holders	% Issued of Holders
above 0 up to and including 1,000	637,093	0.16%	1,244	23.47%
above 1,000 up to and including 5,000	4,768,831	1.19%	1,797	33.91%
above 5,000 up to and including 10,000	5,606,450	1.40%	718	13.55%
above 10,000 up to and including 100,000	41,863,498	10.43%	1,234	23.28%
above 100,000	348,625,545	86.83%	307	5.79%
Totals	401,501,417	100.00%	5,300	100.00%

Unmarketable Parcels

In accordance with ASX Listing Rule 4.10.8, the unmarketable parcels for fully paid ordinary shares are based on the price per security of $0.31. The number of holders with an unmarketable holding is 1,680, with a total of 1,210,143 fully paid ordinary shares, amounting to 0.30% of Issued Capital.

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Top Holders

The 20 largest registered holders of fully paid ordinary shares were:

	Name	Held at 11 Sept 2025	% Held
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	159,234,943	39.66%
2	BNP PARIBAS NOMS PTY LTD	17,352,842	4.32%
3	BNP PARIBAS NOMINEES PTY LTD <CLEARSTREAM>	8,759,129	2.18%
4	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT>	8,613,802	2.15%
5	CITICORP NOMINEES PTY LIMITED	7,002,352	1.74%
6	SL INVESTORS PTY LTD <SL SUPERFUND A/C>	6,441,393	1.60%
7	SWIFT GLOBAL LTD	5,669,833	1.41%
8	KUSHKUSH INVESTMENTS PTY LTD <ALEXANDRA DISCRETIONARY A/C>	5,300,000	1.32%
9	MR JAGDISH MANJI VARSANI <PINDORIA FAMILY AC A/C>	4,100,000	1.02%
10	KAOS INVESTMENTS PTY LIMITED	3,700,000	0.92%
11	KREN ENTERPRISE PTY LTD <KREN INVESTMENT A/C>	2,670,000	0.67%
12	MR MAHMOUD EL HORR	2,600,000	0.65%
13	MURTAGH BROS VINEYARDS PTY LTD	2,440,000	0.61%
14	PATRON PARTNERS PTY LTD <AP & RL MURTAGH FAMILY A/C>	2,405,714	0.60%
15	MR JUSTIN BRUCE GARE & MRS KRISTIN DENISE PHILLIPS <TINTIN INVESTMENT A/C>	2,325,568	0.58%
16	MR CRAIG EDWIN BENTLEY	2,259,669	0.56%
17	MURTAGH BROS VINEYARDS PTY LTD <MURTAGH BROS VINEYARDS S/F>	2,167,380	0.54%
18	LETTERED MANAGEMENT PTY LTD <BALMORAL FAMILY A/C>	2,050,000	0.51%
19	KIKCETO PTY LTD <BENJAMIN DISCRETIONARY A/C>	2,028,924	0.51%
20	TIERRA DE SUENOS SA	1,716,000	0.43%
Total of Top 20		248,837,549	61.98%
Balance of Register		152,663,868	38.02%
Grand Total		401,501,417	100.00%

Substantial Shareholders

The names of substantial shareholders and the number of shares to which each substantial shareholder and their associates have a relevant interest, as disclosed in substantial shareholding notices given to the Company, are set out below:

Holder Name	Number of Shares	% Held
The Bank of New York Mellon Corporation (BNYMC) and each Group Entity*	159,637,860	39.76%
Nebari Gold Fund 1, LP, Nebari Partners GP II LLC (being the General Partner of Nebari Gold Fund 1, LP), and Nebari Partners, LLC (being the investment manager of Nebari Gold Fund I, LP)**	31,710,638	7.90%

* Refer to Form 604 lodged with the ASX on 17 July 2025

** Refer to Form 604 lodged with the ASX on 12 August 2025

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Unquoted Securities

In accordance with ASX Listing Rule 4.10.5 and 4.10.16 the details of unquoted securities are detailed below:

Class		Expiry Date	Exercise Price		Number of Options	Number of holders
Unlisted - Unl Opt @ $0.91 Exp 16/01/2026	NVAOP4 (NVAAO)	16 Jan 2026	$0.91		1,714,286	2
Unlisted - Unl Opt @ $1.20 Exp 30/11/2025	NVAOP5 (NVAAP)	30 Nov 2025	$1.20		8,250,000	9
Unquoted warrants exercisable for NASDAQ listed American Depositary Shares (ADSs)	VSTOCK (NVAAV)	25 July 2029	$0.1806	*	16,889,580	1
Unquoted warrants exercisable for NASDAQ listed American Depositary Shares (ADSs)	VSTOCKUW (NVAAV)	25 July 2028	$0.2580	**	1,425,000	1
Unquoted underwriter warrants exercisable for NASDAQ listed American Depositary Shares (ADSs)	VSTOCKUW2 (NVAAV)	24 September 2029	$0.183	***	1,419,000	1

* Warrants exercisable for US$7.266 (ADS-to-ordinary-share ratio of 1 to 60) - Exercise Price is AUD$0.1806

** Underwriter warrants (Options) - Exercise price per warrant in the USA is US$10.365 (ADS-to-ordinary-share ratio of 1 to 60) AUD$0.2580 in Australia (US$0.1728)

*** Underwriter warrants (Options) - Exercise price per warrant in the USA is US$7.50 (ADS-to-ordinary-share ratio of 1 to 60) AUD$0.183 in Australia (US$0.125)

NVAOP4 [Unlisted Options @ $0.91 Exp 16/01/2026] – 2 Holders (Holders with more than 20% shown)

	Name	Held at 11 Sept 2025	% Held
1	CIRCUMFERENCE CAPITAL CT PTY LTD	857,143	50.0%
2	JETT CAPITAL ADVISORS HOLDINGS LLC	857,143	50.0%

NVAOP5 [Unlisted Options @ $1.20 Exp 30/11/2025] – 9 Holders (Holders with more than 20% shown)

	Name	Held at 11 Sept 2025	% Held
1	CHRISTOPHER GERTEISEN	2,000,000	24.2%
2	KIKCETO PTY LTD <BENJAMIN DISCRETIONARY>A/C>	2,000,000	24.2%
3	KUSHKUSH INVESTMENTS PTY LTD <ALEXANDRA DISCRETIONARY>	2,000,000	24.2%

VSTOCK [Unquoted warrants exercisable for Nasdaq listed American Depositary Shares (ADSs)] – 1 Holder (Holders with more than 20% shown)

	Name	Held at 11 Sept 2025	% Held
1	VSTOCK TRANSFER LLC	16,889,580	100.0%

VSTOCKUW [Unquoted Underwriter warrants exercisable for Nasdaq listed American Depositary Shares (ADSs)] – 1 Holder (Holders with more than 20% shown)

	Name	Held at 11 Sept 2025	% Held
1	VSTOCK TRANSFER LLC	1,425,000	100.0%

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VSTOCKUW2 [Unquoted Underwriter warrants exercisable for Nasdaq listed American Depositary Shares (ADSs)] – 1 Holder (Holders with more than 20% shown)

	Name	Held at 11 Sept 2025	% Held
1	VSTOCK TRANSFER LLC	1,419,000	100.0%

Restricted Securities

Not applicable

Voting Rights

The voting rights attached to each class of equity security are as follows:

●	Ordinary shares: each ordinary share is entitled to one vote when a poll is called, otherwise each member present at a meeting or by proxy has one vote on a show of hands.

●	Options: options do not entitle the holders to vote in respect of that equity instrument, nor participate in dividends, when declared, until such time as the options are exercised and subsequently registered as ordinary shares.

●	Performance rights: performance rights do not entitle the holders to vote in respect of that equity instrument, nor participate in dividends, when declared, until such time as the performance rights are vested and converted and subsequently registered as ordinary shares.

ASX Admission Statement

During the financial year, the Company applied its cash in a way that is consistent with its business objectives.

On-Market Buy-Back

There is no current on-market buy-back.

Item 7, Section 611 Issues of Securities

There are no issues of securities approved for the purposes of item 7 of section 611 of the Corporations Act 2001 (Cth) which have not yet been completed

Competent Person Statement

Mr Vannu Khounphakdee P.Geo., who is an independent consulting geologist of a number of mineral exploration and development companies, reviewed and approves the technical information in this release and is a member of the Australian Institute of Geoscientists (AIG), which is ROPO accepted for the purpose of reporting in accordance with ASX listing rules. Mr Vannu Khounphakdee has sufficient experience relevant to the gold deposits under evaluation to qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Vannu Khounphakdee is also a Qualified Person as defined by S-K 1300 rules for mineral deposit disclosure. Mr Vannu Khounphakdee consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

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Schedule of Interests in Mining Tenements as at 30 June 2025

Tenement/Claim/ADL Number	Location	Beneficial % Held
725940 - 725966	Alaska, USA	85%
726071 - 726216	Alaska, USA	85%
727286 - 727289	Alaska, USA	85%
728676 - 728684	Alaska, USA	85%
730362 - 730521	Alaska, USA	85%
737162 - 737357	Alaska, USA	85%
733438 - 733598	Alaska, USA	85%
740524 - 740621	Alaska, USA	85%
741364 - 741366	Alaska, USA	85%

Mineral Resources and Ore Reserves Statement (as at 30 June 2025) - JORC Code 2012 Edition and ASX Listing Rules Requirement

In accordance with ASX Listing Rule 5.21, Nova Minerals Limited (Nova or the Company) reports its Mineral Resources and Ore Reserves Estimate (MRE) as at 30 June 2025. There are no changes to Nova’s total MRE since it was announced on 11 April 20231.

The MRE estimates are reported in accordance with the guidelines of the 2012 Edition of the Australasian Code for Reporting of Exploration results, Mineral Resources and Ore Reserves (JORC Code 2012) Chapter 5 of the ASX Listing Rules and ASX Guidance Note 31. The MRE information contained in this Statement has been compiled by a Competent Person in compliance with the JORC Code 2012.

1.	Mineral Resource Estimate

Project: Estelle Gold Project

Location: Alaska, USA

This Mineral Resource Estimate (MRE) has been prepared for the gold deposits within the RPM and Korbel Mining Complexes. (refer Figure 1)

Figure 1. Estelle Gold Project

1 https://announcements.asx.com.au/asxpdf/20230411/pdf/45njd6kb14bc19.pdf

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The company had no ore reserves as at 30 June 2025. The MRE has remained unchanged since its announcement on 11 April 2023. The Resource Estimate is included in Table 1.

Table 1. Global Mineral Resource Statement, Estelle Gold Project

Deposit	Category	Tonnes Mt	Grade Au g/t	Au Moz
RPM North	Measured	1.4	4.1	0.18
	Indicated	3.3	1.5	0.16
	M & I	4.7	2.3	0.34
	Inferred	26	0.6	0.48
	Subtotal	31	0.8	0.82
RPM South	Inferred	31	0.4	0.42
RPM Mining Complex	Total	62	0.6	1.24
Korbel Main	Indicated	320	0.3	3.09
	Inferred	480	0.2	3.55
	Subtotal	800	0.3	6.64
Cathedral	Inferred	240	0.3	2.01
Korbel Mining Complex	Total	1,040	0.3	8.65
RPM & Korbel	Measured	1.4	4.1	0.18
	Indicated	323	0.3	3.25
	M & I	325	0.3	3.43
	Inferred	777	0.3	6.46
Total Estelle Gold Project	Total	1,102	0.3	9.89

Notes:

●	The above data has been rounded to the nearest 100,000 tonnes, 0.1g/t gold grade and 1,000 ounces. Errors of summation may occur due to rounding.

●	MRE are estimated using cut-off grades at Korbel 0.15g/t and RPM 0.20g/t Au.

2.	Ore Reserve Estimate

The company had no ore reserves as at 30 June 2025.

3.	Governance and Competent Person Statement

MRE’s are reported in accordance with the JORC Code 2012.

The Company maintains internal controls and external peer review to ensure data integrity.

QA/QC Checks – Mr Vannu Khounphakdee P.Geo., who is an independent consulting geologist of a number of mineral exploration and development companies, reviewed and approves the technical information in this release and is a member of the Australian Institute of Geoscientists (AIG), which is ROPO accepted for the purpose of reporting in accordance with ASX listing rules. Mr Vannu Khounphakdee has sufficient experience relevant to the gold deposits under evaluation to qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Vannu Khounphakdee is also a Qualified Person as defined by S-K 1300 rules for mineral deposit disclosure. Mr Vannu Khounphakdee consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

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All QA/QC data that is included in this Resource update was sent to Mr Khounphakdee for review and reporting.

Mineral Resource Estimation - The information in this announcement that relates to Mineral Resource estimates is based on information compiled by Mr Jonathon Abbott, who is a Member of The Australian Institute of Geoscientists. Mr Abbott is a director of Matrix Resource Consultants Pty Ltd and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2012 edition of the “Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves”. Mr Abbott consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Core Logging - William J. Burnett, MSc, CPG-11263 has over 25 years of experience in operations and exploration, mine and project management. He has worked in both surface and underground mines and held positions including General Mine Manager, Exploration Manager, Chief Geologist, Mine Engineer and geologist.

In 2009, Mr. Burnett started a consulting company called Yukuskokon Professional Services, LLC. (YKPS). YKPS had since grown into a full-service exploration company providing project management, environmental permitting, logistics, core drilling support and drill pad construction, core drilling, geological, engineering and metallurgical support for exploration and mining projects. Yukuskokon owns and operates track mounted and fly core drills with locations in Alaska, Nevada and Oregon.

4.	Material Changes from Previous Year

No changes have been made to the mineral resource estimate from last year.

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Corporate Directory

Directors

Richard Beazley	Independent Chairman
Christopher Gerteisen	CEO & Executive Director
Louie Simens	Executive Director
Craig Bentley	Director of Finance & Compliance
Avi Geller	Non-Executive Director
Chaim (Dovi) Berger	Non-Executive Director

Company Secretary

Ian Pamensky

Chief Financial Officer

Michael Melamed

Registered Office and Domicile

Main Operations:
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

Corporate:
Suite 5
242 Hawthorn Road
Caulfield VIC 3161 Australia

Telephone: +61 3 9537 1238
Internet: http://www.novaminerals.com.au

Share Registry

Automic Group
Level 5
126 Phillip Street
Sydney NSW 2000
Australia

Auditors

Lawyers

QR Lawyers
Level 6, 400 Collins Street
Melbourne VIC 3000
Australia

Bankers

Westpac
ANZ Bank
Northrim Bank (Alaska)
Morgan Stanley (USA)

Concurrently developing a tier one gold asset and securing U.S. domestic antimony supply

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Mahindra

NOVA MINERALS

Main Operations:
Whiskey Bravo Airstrip
Matanuska-Susitna Borough,
Alaska, USA
1150 S Colony Way Suite 3-440,
Palmer, AK 99645

www.novaminerals.com.au

Corporate:
Suite 5
242 Hawthorn Road,
Caulfield VIC 3161 Australia

Telephone: +61 3 9537 1238

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